
06017912

Lorne H .Albaum

BARRISTER AND SOLICITOR

305 DAVENPORT ROAD
TORONTO, CANADA
M5R 1K5

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

October 11, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Press Release dated July 6, 2006
2. Material Change Report dated July 7, 2006
3. Press Release July 10, 2006
4. Unaudited consolidated Interim Financial Statements for the period ended May 31, 2006
5. Management discussion and analysis of financial statements for the period ended May 31, 2006
6. CFO Certification of interim filings for the period ended May 31, 2006
7. CEO Certification of interim filings for the period ended May 31, 2006
8. Press Release dated August 11, 2006
9. Material Change Report dated August 14,2006
10. Notice of Annual General and Special Meeting of Shareholders dated August 10, 2006
11. Management Information Circular dated August 10, 2006
12. Form of Proxy

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,



Lorne H. Albaum
Barrister and Solicitor

Enclosures

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario
M5R 1K5

Issued and Outstanding
Common Shares: 25,596,610

NEWS RELEASE

UNGAVA MINERALS CORP. ANNOUNCES APPOINTMENT OF NEW TREASURER, DEBT SETTLEMENT AGREEMENT AND PRIVATE PLACEMENTS FINANCING

TORONTO, Ontario (July 6, 2006) – Ungava Minerals Corp. (UGVAF: Pink Sheets) (the "Company") is pleased to announce the appointment of Joseph Kochav Lev as Treasurer of the Company. Mr. Kochav Lev qualified as a chartered accountant in Israel before immigrating to Canada in 2002. He has extensive experience in providing business advice and services to his clients.

The Company has settled $2,000,000 in debts by the issuance of 4,000,000 common shares, each with a paid up value of $0.50 and 4,000,000 common share purchase warrants, each good to purchase a further common share of the Company at a price of $1.00 per share within 2 years.

The Company has also issued 3,300,000 common shares, each with a paid-up value of $0.50 and 3,300,000 common share purchase warrants, each good to purchase a further common share of the Company at a price of $1.00 per share within 2 years, to raise gross proceeds of $1,650,000 for the Company. The placements were non-brokered. The securities issued pursuant to the private placement and debt settlement are subject to a four month hold period from the date of issuance. The proceeds will be used to pay liabilities and will provide working capital for the Company.

For further information, contact:
Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

This news release contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. Pinetree disclaims any intent or obligation to update these forward-looking statements.

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 – Name and Address of Company

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario M5R 1K5

Item 2 – Date of Material Change

July 4, 2006

Item 3 – News Release

The press release was issued on July 6, 2006 through CCNMatthews – Toronto, Ontario.

Item 4 – Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5 – Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7 – Omitted Information

No information has been omitted in respect of the material change.

Item 8 – Executive Officer

Lorne Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Date of Report

July 7, 2006

SCHEDULE "A"

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario
M5R 1K5

Issued and Outstanding
Common Shares: 25,596,610

NEWS RELEASE

UNGAVA MINERALS CORP. ANNOUNCES APPOINTMENT OF NEW TREASURER, DEBT SETTLEMENT AGREEMENT AND PRIVATE PLACEMENTS FINANCING

TORONTO, Ontario (July 6, 2006) – Ungava Minerals Corp. (UGVAF: Pink Sheets) (the "Company") is pleased to announce the appointment of Joseph Kochav Lev as Treasurer of the Company. Mr. Kochav Lev qualified as a chartered accountant in Israel before immigrating to Canada in 2002. He has extensive experience in providing business advice and services to his clients.

The Company has settled $2,000,000 in debts by the issuance of 4,000,000 common shares, each with a paid up value of $0.50 and 4,000,000 common share purchase warrants, each good to purchase a further common share of the Company at a price of $1.00 per share within 2 years.

The Company has also issued 3,300,000 common shares, each with a paid-up value of $0.50 and 3,300,000 common share purchase warrants, each good to purchase a further common share of the Company at a price of $1.00 per share within 2 years, to raise gross proceeds of $1,650,000 for the Company. The placements were non-brokered. The securities issued pursuant to the private placement and debt settlement are subject to a four month hold period from the date of issuance. The proceeds will be used to pay liabilities and will provide working capital for the Company.

For further information, contact:
Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

This news release contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. Pinetree disclaims any intent or obligation to update these forward-looking statements.

82-4436

UNGAVA MINERALS CORP. July 10, 2006
Toronto, Ontario Issued and Outstanding: 25,596,610 Common Shares

Oppression Application Dismissed

Ungava Minerals Corp. (the "Company") (Pink Sheets: UGVAF) announced today that the Oppression Application brought by Sheldon Inwentash and referred to in the Company's May 16, 2002 Press Release, has been dismissed, without costs. The Court ordered adjournment of the Company's shareholders' meeting originally called for May 10, 2002, was also vacated.

The Company is proceeding to prepare to hold a meeting of shareholders as soon as is practical.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

This news release contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

UNGAVA MINERALS CORP.

Responsibility for financial statements

The accompanying consolidated interim financial statements for Ungava Minerals Corp. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, Management is satisfied that these interim consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Ungava Minerals Corp. has not performed a review of these interim unaudited consolidated financial statements for the six months ended May 31, 2006 and 2005.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - MAY 31, 2006
(with comparative figures for the year ended November 30, 2005)

Unaudited - Prepared by Management

	2006	2005
ASSETS		
Current		
Cash	$ 6,054	$ 1,116
Prepaid expenses	11,826	11,826
G.S.T. Receivable	1,788	5,266
	19,668	18,208
Mineral resource properties	61,819	61,819
	$ 81,486	$ 80,027
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 304,285	$ 315,934
Due to related parties	1,996,635	1,973,208
	2,300,920	2,289,142
SHAREHOLDERS' DEFICIENCY		
Capital stock	3,712,744	3,712,744
Deficit	(5,932,178)	(5,921,859)
	(2,219,434)	(2,209,115)
	$ 81,486	$ 80,027

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2006
(With comparative figures for six months ended May 31, 2005)

Unaudited - Prepared by Management

	Three month period ended May 31, 2006	Year to date ended May 31, 2006	Three month period ended May 31, 2005	Year to date ended May 31, 2005
Gain on sale of marketable securities	-	28,421		
Expenses:				
Professional fees	26,536	$ 31,042	(118,724)	$ (114,653)
Operating, administrative and general *(Note 4)*	6,896	7,698	4,080	31,271
	34,432	38,740	(114,644)	(83,382)
Net income (loss) for the period	$ (34,432)	$ (10,319)	$ 114,644	$ 83,382
Loss per share basic and diluted	$ -	$ -	$ (0.01)	$ -

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2006
(With comparative figures for six months ended May 31, 2005)

Unaudited - Prepared by Management

	2006	2005
Deficit, beginning of period	$ (5,921,859)	$ (5,929,597)
Net income (loss) for the period	(10,319)	83,382
Deficit, end of period	$ (5,932,178)	$ (5,846,215)

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2006
(With comparative figures for six months ended May 31, 2005)

Unaudited - Prepared by Management

	Three month period ended May 31, 2006	Year to date ended May 31, 2006	Three month period ended May 31, 2005	Year to date ended May 31, 2005
Cash provided by (used in) the following activities:				
Operations:				
Net income (loss) for the period	$ (34,432)	$ (10,319)	$ 114,644	$ 83,382
Gain on sale of marketable securities		(28,421)		
Net change in non-cash working capital items	(11,765)	(8,171)	(151,855)	(194,200)
	(46,197)	(46,911)	(37,211)	(110,818)
Investing:				
Proceeds from sale of marketable securities	-	28,421	-	
Financing:				
Advance from related parties	51,627	23,428	48,800	123,388
Net change in cash during the period	5,430	4,938	11,589	12,570
Cash, beginning of period	624	1,116	1,564	583
Cash, end of period	$ 6,054	$ 6,054	$ 13,153	$ 13,153

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2006

Unaudited - Prepared by Management

1. Description of business and status of operations:

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2006 the Company has a working capital deficiency of $5,932,178 (Nov.30, 2005 - $5,960,859). The Company had been able to discharge its liabilities by securing cash advances from a former director and his spouse. Subsequent to May 31, 2006, the Company secured financing and settled $2,000,000 in liability to a former director and related entities by the issuance of Company securities from treasury (see Note 8).

2. Summary of significant accounting policies:

The interim unaudited consolidated financial statements as at May 31, 2006 follow, with the exception noted below, the same accounting policies and methods of their application as the most recently completed annual financial statements dated November 30, 2005. These interim financial statements should be read in conjunction with the year-end statements.

3. Mineral resource property:

	May 31, 2006	Nov. 30, 2005
Interest in mineral rights to approximately 170 sq.km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	**$ 61,819**	$ 61,819

The Company entered into an Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution to ongoing exploration expenses after bank financing commitment pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty, which Canadian may purchase for $1,500,000.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2006

Unaudited - Prepared by Management

3. Mineral resource properties (Continued):

The Property is subject to an aggregate of a 2% net smelter returns royalty.

The Company continues to prosecute its Ontario action, related to the Property, against the University of Toronto and a certain employee of the University.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective April 1, 2006. Included in administrative and operating expenses in the year to date ended May 31, 2006 is $16,000 (Nov.30, 2004 -$96,000) in management and consulting expense related to this agreement.

b) The amounts due to related parties include loans due to a former director and individuals and entities related to the former director on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand. Subsequent to May 31, 2006, the loans due to a former director and related entities had interest calculated thereon and were settled in full. See Note 8 – Subsequent Events.

c) Included in accounts payable is $25,140 (Nov.30, 2005 - $25,140) due to a director of the Company for reimbursement of expenses and legal fees.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance as at November 30, 2005 and May 31, 2006	18,296,610	$ 3,712,744

6. Stock options:

The Company's options outstanding for the period then ended are presented below:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	300,000	2.5 years

7. Income taxes:

The Company has available approximately $3.5 Million in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2006 to 2010.

The Company does not have any material temporary taxable or deductible differences.

8. Subsequent Events:

Subsequent to May 31, 2006, the Company agreed to settle all claims of a former director and related entities including loans

to the Company and interest thereon for $2,700,000 payable in cash as to $700,000 and as to $2,000,000 by the issuance of 4,000,000 Company units, each unit consisting of one Company common share and one Company common share purchase warrant exercisable within two years to purchase a further common share a the price of $1.00 each.

Also, subsequent to May 31, 2006, the Company received private placement proceeds of $1,650,000 from the sale of Company units, such as are described above. All these transactions were completed on July 4, 2006.

Subsequent to May 31, 2006, the litigation between Sheldon Inwentash and the Company's directors was discontinued.

Ungava Minerals Corp.
Management discussion and analysis of financial statements
For the quarter ended May 31, 2006

Overall Performance

The following discussion and analysis, dated July 28, 2006, should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto for the years ended November 30, 2005 and 2004 which have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overview

For the six month period ended May 31, 2006, the Company's cash position increased from $1,116 at November 30, 2005 to $6,054 at May 31, 2006. The Company will require additional capital in order to fund its general working capital and for operations. The Company carried out no capital raising activities during the period ended May 31, 2006. Working capital for the company during this period has been provided by loans from a previous director.

Results of Operations **– Six month period ended May 31, 2006 compared to the six month period ended May 31, 2005**

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. For the period ended May 31, 2006 the Company had a loss of $10,319 compared to income of $83,382 in the same period in the prior year. The loss in the current six month period was the result of increased professional and fees. During the three month period from March 1, 2006 to May 31, 2006, the Company generated no revenue. In the six month period ended May 31, 2005 in the prior year the Company accrued management fees in the amount of $48,000 to a former director. There were no management fees in quarter ended May 31, 2006.

Summary of Quarterly Results

	May 31 2006	Feb 28 2006	Nov 30 2005	Aug 30 2005	May 31 2006	Feb 29 2005	Nov 30 2004	Aug 30 2004
Revenue	$ -	$ 28,421	$ -	$ -	$ -	$ -	$ -	$ -
Net Income (loss)	(34,432)	24,116	(74,368)	(1,277)	114,644	(31,262)	(109,258)	(62,882)
Net loss per share								
-basic and diluted	-	-	(0.01)	-	0.01	-	(0.01)	-

Related Party Balances

The amounts due to related parties include loans due to a former director and individuals and entities related to the former director on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand. At May 31, 2006 these advances amounted to $1,996,635 (November 30, 2005 - $1,973,208).

Liquidity and Capital Resources

At May 31, 2006 the Company had a working capital deficiency in the amount $2.28 million compared to a working capital deficiency in the amount of $2.27 million at November 30, 2005. The Company's continued existence is dependent on the financial support of certain related parties until the Company can acquire a viable business, and cash generated from operations or share financings.

Subsequent to May 31, 2006, the Company agreed to settle all claims of a former director and related entities including loans to the Company and interest thereon for $2,700,000 payable in cash as to $700,000 and as to $2,000,000 by the issuance of 4,000,000 Company units, each unit consisting of one Company common share and one Company common share purchase warrant exercisable within two years to purchase a further common share a the price of $1.00 each.

Also, subsequent to May 31, 2006, the Company received private placement proceeds of $1,650,000 from the sale of Company units, such as are described above. All these transactions were completed on July 4, 2006.

Risk and Uncertainties

There can be no certainty that the economical recoverable mineral reserves will be found in the mineral property in which the Company has an interest.

Outlook

The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production therefrom.

Outstanding Share Data

Common shares and convertible securities outstanding at July 28, 2006 were:

Security	Expiry Date	Exercise Price	Securities Outstanding	Common Shares on Exercise
Common Shares	n/a	n/a	25,596,610	25,596,610
Options	n/a	n/a	300,000	300,000

FORM 52 – 109F2

Certification of Interim Filings

I, Lorne Albaum, President and the person standing in place of Chief Financial Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of July, 2006.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.

FORM 52 – 109F2

Certification of Interim Filings

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of July, 2006.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

UNGAVA MINERALS CORP.
Toronto, Ontario

August 11, 2006
Issued and Outstanding: 25,596,610 Common Shares

Ungava Minerals Corp.'s Subsidiary Files Motion in Quebec to Commence Litigation

Ungava Minerals Corp. (the "Company") (Pink Sheets: UGVAF) wishes to announce that its subsidiary, Ungava Minerals Exploration Inc., UMEI, has filed a motion in Quebec Superior Court to commence litigation against six parties. The claims to be made against the parties relate to trespasses onto UMEI's Ungava Property in the years 1998 to 2000, the making and publication of a false Report respecting a discovery of mineralization made as a result of the 1998 trespass, concealment from UMEI of valuable material information regarding the Ungava Property, fraud, perjury and the production of an altered document in the course of the 2002 arbitration to which the Company, UMEI and Canadian Royalties Inc were parties.

The text of the Motion, without Exhibits, will be attached to the Company's Material Change Report to be filed in connection with this press release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

This news release contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 – Name and Address of Company

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario M5R 1K5

Item 2 – Date of Material Change

August 11, 2006

Item 3 – News Release

The press release was issued on August 11, 2006 through CCNMatthews – Toronto, Ontario.

Item 4 – Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5 – Full Description of Material Change

For further information, attached hereto is a copy of the Press Release and a copy of the Motion to Institute Proceedings referred to in the Press Release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7 – Omitted Information

No information has been omitted in respect of the material change.

Item 8 – Executive Officer

Lorne Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Date of Report

August 14, 2006

SCHEDULE "A"

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario
M5R 1K5

Issued and Outstanding
Common Shares: 25,596,610

Ungava Minerals Corp.'s Subsidiary Files Motion in Quebec to Commence Litigation

Ungava Minerals Corp. (the "Company") (Pink Sheets: UGVAF) wishes to announce that its subsidiary, Ungava Minerals Exploration Inc., UMEI, has filed a motion in Quebec Superior Court to commence litigation against six parties. The claims to be made against the parties relate to trespasses onto UMEI's Ungava Property in the years 1998 to 2000, the making and publication of a false Report respecting a discovery of mineralization made as a result of the 1998 trespass, concealment from UMEI of valuable material information regarding the Ungava Property, fraud, perjury and the production of an altered document in the course of the 2002 arbitration to which the Company, UMEI and Canadian Royalties Inc were parties.

The text of the Motion, without Exhibits, will be attached to the Company's Material Change Report to be filed in connection with this press release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

This news release contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTRÉAL

No:

SUPERIOR COURT

UNGAVA MINERAL EXPLORATION INC., a moral person having its head office at 1155, René-Lévesque Blvd. West, 31st Floor, Montréal (Québec) H3B 3S6

Plaintiff

vs

GLENN MULLAN, residing and domiciled at 152, Chemin de la Mine École, Val-d'Or (Québec) J9P 7B6

and

BRUCE DURHAM, residing and domiciled at 145, Delnite Road, Timmins (Ontario) P4N 7J8

and

DR. PETER FISCHER, residing and domiciled at 38, Tinti Place, Thornhill (Ontario) L4J 5B1

and

TODD KEAST, residing and domiciled at 1204, Grace Avenue, Porcupine (Ontario) P0N 1C0

and

PATRICK O'BRIEN, residing and domiciled at 7879, 167th street, Surrey (British Columbia) V3S 6B2

and

NOVAWEST RESOURCES INC., a moral person having its head office at 355, Burrard street, Suite 1 000, Marine Building, Vancouver (British Columbia) V6C 2G8

Co-Defendants

MOTION TO INSTITUTE PROCEEDINGS
(Article 110.1 C.c.P.)

PLAINTIFF RESPECTFULLY ALLEGES THE FOLLOWING:

BACKGROUND OF THE DISPUTE

1. By the present motion, Plaintiff is seeking a condemnation of $ 50,000,000 against Co-Defendants representing damages and losses resulting directly from their fraudulent acts or negligence as more fully alleged hereinafter;

2. Co-Defendants are the direct cause of damages suffered by Plaintiff following their failure to reveal to Plaintiff the fact that an important discovery had been made on its property thereby changing the course of arbitration proceedings held in 2002 (hereinafter "2002 arbitration"); as instituted by Plaintiff against Canadian Royalties inc. (hereinafter "CRI");

THE PARTIES

3. Plaintiff is a Québec corporation and carries on business as a junior mining company involved in mining exploration in Québec and was the holder, in 2000, of a mining exploration permit bearing number 970 issued by the Ministère des Ressources naturelles du Québec (hereinafter "MNR") the whole as more fully appears from such permit disclosed as **Exhibit P-1**;

4. Such permit, together with surrounded claims, (hereinafter "Ungava Property") which was of approximately 173 square kilometres in size, situated in the Eastern Section of the Ungava Trough located in the Ungava region of Northern Québec;

5. Through the action of the Co-Defendants, CRI as shall be explained hereinafter, illegally obtained material and privileged information, between 1997 to 2000 about the state of the mineralization of the Ungava Property;

6. After having illegally obtained this material, privileged information, unknown and unrevealed to Plaintiff, CRI through Co-Defendant Glenn Mullan (hereinafter "Mullan") entered into negotiations with Plaintiff in order to obtain an option to acquire an 80% interest in the Ungava Property and later acted to obtain all interest in a commercially promising portion of the Ungava Property, as will be explained further below;

7. Co-Defendant Mullan was in 2000 as well as today a professional geologist and a Director of CRI;

8. Co-Defendant Bruce Durham (hereinafter "Durham") was in 2000 as well as of today a professional geologist and a Director of CRI;

HISTORY

9. Negotiations instigated by Co-Defendant Mullan and Jennifer Boyle (hereinafter "Boyle") on behalf of CRI led ultimately to the conclusion of an option and joint venture agreement with Plaintiff (hereinafter the "Agreement") under which CRI obtained from Plaintiff the option to acquire up to an 80% interest in the Ungava Property, a copy of the Agreement is disclosed in support of the present claim as **Exhibit P-2**;

10. Some time after execution of Agreement Exhibit P-2, CRI Co-Defendant Mullan's acted to obtain from Plaintiff in the Spring of 2001, an outright assignment of exploration rights, over a portion of the Ungava Property immediately adjacent to Mining Exploration Permit 1608 (hereinafter "Phoenix Property"), the whole as more fully appears from **Exhibit P-3**;

11. After having concluded the Agreement P-2 and Assignment P-3, CRI drilled on the portion of the Ungava Property which had been assigned to CRI and declared that it had made the discovery of an important mineralized zone;

12. Such drilling results are set forth in a Report prepared by CRI and known as the Keast Plante Report dated February 2002, as more fully appears from the Keast Plante Report disclosed as **Exhibit P-4**;

13. When the Keast Plante Report was read by the Plaintiff in April of 2002, it was realized that the Northern perimeter of the Ungava Property was no longer recognized by CRI as being Plaintiff's property;

14. In conformity with the Agreement, the Plaintiff and its parent corporation Ungava Minerals Corp. (hereinafter "UMC") commenced arbitration proceedings against CRI. The main issue as disclosed in the initial draft statement of claim of the Plaintiff was whether there had been an illegal acquisition by CRI of a portion of the acreage of the Ungava Property;

15. In the course of the 2002 arbitration, after review of produced documents, the Plaintiff amended its claim and additionally requested annulment of the Agreements P-2 and P-3 since it appeared that there had been a trespass and sampling of the Ungava Property by Co-Defendant Mullan in September of 2000, the whole as more fully appears from the amended claim proceedings disclosed as **Exhibit P-5**;

16. The issue as to whether the September 2000 sampling took place on the Ungava Property or not became the main issue during the 2002 arbitration;

17. The arbitrator chosen to settle this dispute was Mr. Claude Bisson who rendered a decision on October 31st, 2002, the whole as more fully appears from the award disclosed as **Exhibit P-6**;

18. In this decision, Mr. Bisson concluded that for the remedy sought to be granted to Plaintiff it would have to show that CRI had trespassed on the Ungava Property in 2000 and collected samples which showed interesting values that would have led to the additional exploration conducted by CRI in 2001;

19. The arbitrator defined at pages 12 and 13 of the award P-6 the burden of proof that needed to be satisfied by Plaintiff in order to succeed and have the Agreement with CRI annulled:

> *"To be successful on the ground that CRI failed to disclose material facts in the course of the negotiations which led to the conclusion of the agreement of January 12, 2001, Ungava must establish on the balance of probabilities that:*
>
> *a) these facts were material;*
>
> *b) they were related to the area covered by the Ungava Property subject to P-1; and*
>
> *c) they were known by CRI before January 12th, 2001.*
>
> *The materiality of the facts would be the presence of significant PGM deposit on the Ungava Property. I am disposed to accept that such a presence in a significant magnitude would be a material fact."*

20. There is no doubt that the Plaintiff would have succeeded in its claim should proof had been made in the 2002 arbitration that CRI knew and did not communicate to Plaintiff, before entering into the Agreement and the Assignment, that a significant discovery of PGM had been made in 1998 on the Ungava Property through a trespass and that again through an additional trespass in 2000, Co-Defendant Mullan had again obtained confirmation of significant copper, nickel and platinum mineralization in the Ungava Property all of which was known to CRI and the Co-Defendants;

21. As appears at page 7 of the award P-6, Mr. Bisson concluded:

> *"The location of the samples is an important point in the present litigation and has not been the subject of contradictory evidence, even if it is Ungava's contention that the samples had been taken from an area inside permit #970. There is no evidence at all of such a location and I accept that the samples were taken outside the Ungava Property."*

Whereafter at page 36 of the award P-6, the Honourable Bisson concluded as follows:

> *"Whereas the Claimants have not met the burden of proof and have failed to establish by balance of probabilities the essential facts necessary to justify the granting of any of the conclusions sought, the claim is dismissed".*

22. Having come to the conclusion that sampling in 2000 had occurred off the Ungava Property, the arbitrator also came to the conclusion that no sampling had been taken in 2000 on the Ungava Property and that the Keast Plante Report (P-4) was truthful and fully explained the mineralization of the Ungava Property encountered during the 2001 CRI exploration program and the timing of its discovery;

23. However, this conclusion by the arbitrator was obtained by CRI through the giving of false evidence as well as the production in satisfaction of an undertaking of a false and misleading version of a Report prepared in 1998 by Co-Defendant geologist Peter Fischer Ph.D. (hereinafter "Fischer Report") such Report being disclosed in support of this Motion as **Exhibit P-7**;

24. All of the Co-Defendants at the time of the 2002 arbitration knew that should the Fischer Report be rectified or have been truthful, the Plaintiff would have been able to prove its case and succeed in the 2002 arbitration;

25. The circumstances under which a trespass on the Ungava Property occurred in 1998, the Fischer Report prepared filed and later disclosed to Plaintiff in the course of the 2002 arbitration are laid out in the following paragraphs;

26. In 1998 and until converted into Map Designated Units (hereinafter "MDU"), the Plaintiff was the registered owner of the Ungava Property comprising exploration mining Permit 970 and surrounding mining claims;

27. In 1998 and until its abandonment and cancellation in 2000, the Co-Defendant NovaWest Resources Inc. (hereinafter "NovaWest") was the owner of mining permit 1079 (hereinafter "Expo East Property"), which abutted the North Eastern boundary of the Ungava Property (Permit 970);

28. The Expo East Property had been acquired by Co-Defendant NovaWest from a firm controlled by Co-Defendant Mullan;

29. Co-Defendant Mullan through this firm held a 3% net smelter return royalty interest in the Expo East Property and had certain other rights relating to the carrying out of exploration work on the Expo East Property;

30. In 1998, Co-Defendant NovaWest carried out a program on the Expo East Property and hired Co-Defendant Dr. Peter Fischer a professional geologist (hereinafter "Fischer") to supervise this program of work;

31. Co-Defendant Mullan required that Co-Defendant Todd Keast a professional geologist (hereinafter "Keast") be employed as a member of the team carrying out the work program on the Expo East Property in 1998;

32. Co-Defendant Keast is the same person who later co-authored the Keast Plante Report (Exhibit P-4) for CRI;

33. In 1998, Keast was the agent of Mullan and mandated to acquire knowledge of the exploration results obtained in the course of the work program;

34. In the course of the 1998 work program Co-Defendant Keast trespassed onto the Ungava Property (Permit 970) without either knowledge or consent of Plaintiff and collected rock samples in an area not on the Expo East Property;

35. At that time Co-Defendant Keast was carrying a portable global positioning device and located precisely the areas where he collected grab samples of rock from the surface of the Ungava Property;

36. GPS coordinates were part of Keast's field notes that were provided to Co-Defendant Fischer and ultimately to Co-Defendants NovaWest and Co-Defendant Patrick O'Brien (hereinafter "O'Brien");

37. These notes were provided to Plaintiff in late 2003 by Co-Defendant O'Brien;

38. In 1998, the exploration conducted by Co-Defendant Keast on the Ungava Property was for the purpose of conducting assays for gold, platinum, palladium, silver, copper, nickel, lead and zinc;

39. Co-Defendant Fischer wrote Report P-7 to explain and give the results of the work program supervised by him in 1998;

40. The Fischer Report falsely states that all rock and sampling described therein was carried out on mining Permit 1079 (the Expo East Property), whereas the significant mineralization find described in such Report occurred in connection with the essay of rock samples collected from an area of Permit 970, the Ungava Property, belonging to Plaintiff;

41. The Fischer Report was not only an inherently false and misleading, but an altered version was produced by CRI into the record of the 2002 arbitration, which alteration consisted of the removal of certain key figures and table of contents pages;

42. The Fischer Report indicates wrongly and fraudulently that a discovery was made in the summer of 1998 in an area in the South West portion of Permit 1079 whereas significant mineralization described in the Report was in fact discovered on Permit 970, the Ungava Property, and more specifically on that portion of the Ungava Property which was subsequently fraudulently obtained by CRI from Plaintiff through Assignment P-3;

43. More particularly, page 5 of the Fischer Report concludes that:

> *"Work on PEM 1079 during the 1998 field season resulted in a discovery of two showings, one of them a significant CU-NI-PGE showing in a gabbro-peridotite body in the southwest corner of the permit, associated with a kilometre size, East West trending paramagnetic anomaly. This discovery has strongly upgraded economic potential of the permit".*

44. Upon receipt of the Fischer Report Co-Defendant NovaWest and more particularly Co-Defendant O'Brien, its President addressed letters to the Government of Quebec falsely asserting that the work reported in the Report was carried on the Expo East Property and that the Fischer Report was true and accurate;

45. The Fischer Report recommended a work program for the following year, to be carried out on the Expo East Property (Permit 1079) particularly, that a grid be established over the area where the discovery of copper, nickel, PGE mineralization had been made;

46. Fischer's recommendation of work was a sham since no such recommended further work was carried on the Expo East Property because the discovery noted therein, was actually located on the adjoining Ungava Property belonging to Plaintiff, and this to the entire knowledge of all Co-Defendants;

47. It is in this context that in the summer of 2000, that NovaWest allowed the Expo East Property to be dropped with the result that the subject territory became available for staking;

48. Shortly after the Expo East Property was dropped, Co-Defendant Mullan staked for the benefit of CRI, mining permit 1608 (herein also the "Phoenix Property"), which was contiguous to the Ungava Property and comprised a portion of acreage which had previously been part of the Expo East Property;

49. In anticipation of approaching the Plaintiff to option the Ungava Property and obtain the rights such as are set forth in Agreements P-2 and P-3, Mullan, in September of 2000, trespassed onto the Ungava Property and sampled the same area previously sampled by Keast in 1998 and obtained confirmation of the copper, nickel and platinum group metal values revealed by the Fischer Report;

50. During the course of the 2002 arbitration, the arbitrator as well as Plaintiff relied on the contents of the version of the Fischer Report produced by CRI, assuming it to be truthful and that Co-Defendants Mullan and Durham were in good faith in producing same;

51. However, all Co-Defendants knew that such Report was inherently fraudulent, that the find described therein was located on Plaintiff's property, not on PEM 1079 and then that such would have for result to mislead the Plaintiff;

52. The Co-Defendants' fraud, negligence, perjury and failure to respect their duty to inform Plaintiff of the discovery as stated above and disregard of the Plaintiff's interest as explained herein, prevented Plaintiff from proving beyond all doubt in 2002 arbitration that the 2000 trespass had in fact occurred on the Ungava Property as had been alleged by Plaintiff and which the arbitrator indicated would have satisfied the Plaintiff's burden of proof;

53. From the date of having acquired knowledge that the Ungava Property contained previously unknown showings of copper, nickel and platinum group metals, obtained illicitly on the Plaintiff's property, the Co-Defendants had a duty to advise Plaintiff of same, being material information about the Ungava Property unknown by its owner, in order to prevent and avoid that anybody but the Plaintiff would benefit from such discovery as well as to prevent the unjust result that constituted the outcome of the 2002 arbitration such as exemplified by Exhibit P-6;

54. All Co-Defendants knew the Ungava Property contained interesting mineralization in all cases and at the latest before 2000, and all of them failed to reveal this interesting discovery to Plaintiff;

55. In fact, Plaintiff only learned of the 1998 trespass and the inherently falsity of the Fischer Report in 2003, in the course of the preparation of a Report by Mr. Jack Charlton a professional geologist, engaged by Plaintiff, said Report being disclosed as **Exhibit P-8**;

56. Mr. Charlton disclosed verbally to Plaintiff on August 21st, 2003, that Exhibit P-7, the Fischer Report filed with the MNR, the whole as more fully appears from a copy of the original version of Exhibit P-7 disclosed as **Exhibit P-9** had some relevance to the Ungava Property;

57. Subsequently the Plaintiff contacted Co-Defendants NovaWest, O'Brien and Fischer and obtained documentation and information;

58. This information and comparison of Exhibit P-7 and P-9, made it apparent what had been known to Co-Defendants all along and namely that:

    a) the key exploration activity of 1998 described in the Fischer Report related to the discovery of a significant geological structure mineralized with copper, nickel and platinum group metals and elements (hereinafter "Cu-Ni-PGE") supposedly on property 1079 according to the text of the Report, in fact had been discovered on the Ungava Property belonging to Plaintiff, more specifically discovered on the portion of acreage later fraudulently ceded to CRI through P-3;

b) and that initial diamond drilling conducted in 2001 by CRI at instigation of Co-Defendants Mullan, Durham and Keast was conducted on the portion of the Ungava Property where in 1998 and again in September of 2000 sampling had taken place and not outside of it as had been concluded by arbitrator Bisson;

The more as more fully appears from the conclusions of the Charlton Report Exhibit P-8;

59. In September of 2003, Plaintiff verified with Co-Defendant Fischer, that a trespass had in fact occurred, onto permit 970 in 1998, and that the Fischer Report had been intentionally drafted in a fraudulent manner;

60. The Bisson award, Exhibit P-6, would undoubtedly have been different and favourable to Plaintiff if Co-Defendants had respected their duty and told the truth about the Fisher Report by warning the arbitrator and the Plaintiff about its inherently misleading nature;

61. The decision to issue, use or file without proper disclaimer to the parties Exhibit P-7 in the 2002 arbitration also constitutes a fraud and renders Co-Defendants liable for damages suffered by Plaintiff as a consequence of such fraud;

MULLAN AND DURHAM LIABILITY

62. Co-Defendants Bruce Durham and Glenn Mullan were particularly liable towards Plaintiff for the following reasons:

- They were both directors of CRI at all relevant;
- They participated in the 1998 trespass by Co-Defendant Keast described hereinabove and acquired knowledge of the interesting mineralization of the Ungava Property;
- They failed to respect their continuing obligation to disclose to the Plaintiff the material information contained in the Fischer Report relating to the Ungava Property that they knew was unbeknownst to Plaintiff;
- They knew of the inherent falsity of the statements related by the Fischer Report Exhibits P-7 and P-9 and the fact that it wrongly indicated that a discovery had been made on the East Expo Property whereas it had in fact been made on the Ungava Property;
- They both conspired not to divulge material and relevant information during the course of the 2002 arbitration process either to the arbitrator or to the Plaintiff;

- They both testified in the course of the 2002 arbitration proceeding to the effect that there had been no trespass onto the Ungava Property whereas they knew otherwise;
- They knew that Exhibit P-7 was an abbreviated version of Exhibit P-9 tendered in order to render discovery of their fraud more difficult.

TODD KEAST LIABILITY

63. Co-Defendant Todd Keast is more particularly liable towards Plaintiff for the following reasons:

    - Todd Keast knowingly participated in a trespass on the Plaintiff's Ungava property in 1998 and 2000;
    - Todd Keast failed to respect his continuing obligation to disclose to the Plaintiff the material information contained in the Fischer Report relating to the Ungava Property that he knew was unbeknownst to Plaintiff;
    - Todd Keast learned of the false and misleading nature of the Fischer Report and did not alert the Plaintiff at any time that important mineralization had been found by him on the Ungava Property in 1998 and did not alert the Plaintiff in the course of the 2002 arbitration to the relevance of the 1998 trespass and its relation to the 2000 trespass by Co-Defendant Mullan onto the Unagava Property;
    - Todd Keast knew that this material and relevant information was crucial and would change the outcome of the 2002 arbitration proceedings as he knew the precise object of the litigation between CRI and Plaintiff at that time; however, he failed in his duty to inform Plaintiff about this material and relevant information.

PATRICK O'BRIEN LIABILITY

64. Co-Defendant Patrick O'Brien is more particularly liable towards Plaintiff for the following reasons:

    - Patrick O'Brien was the President of Co-Defendant NovaWest in 1998 which sponsored and was a beneficiary of the trespass onto the Ungava Property;
    - The Fischer Report was addressed to Co-Defendant NovaWest as the holder of exploration rights to PEM 1079 in 1998;
    - Patrick O'Brien as President of NovaWest had a duty to file a truthful Report with the MNR of Quebec and failed to do so;

- O'Brien knew that as a filed document such as the Fischer Report could be relied upon by the public and if misleading would be prejudicial to persons who would rely on such documents as being truthful;

- O'Brien knew of the false nature of the information relayed by the Fischer Report, and more particularly that the discovery indicated in such report was not located on PEM 1079, but rather on the Plaintiff's property. Notwithstanding this knowledge he signed a certificate to the Quebec Government indicating otherwise;

- O'Brien also knew of the issues being litigated between CRI and the Plaintiff in the 2002 arbitration and the importance of whether or not a trespass had occurred on Plaintiff's property prior to the conclusion of agreements P-2 and P-3, and hence the relevance of the 1998 Keast trespass and sampling;

- Even though O'Brien was requested to provide information by Plaintiff during the course of the 2002 arbitration, he wilfully failed to inform Plaintiff of the inherent falsity of the statements in the Fischer Report and the truth about the 1998 trespass by Co-Defendant Keast onto the Ungava Property and the discovery of Cu-Ni-PGE all of which he knew to have a great relevance to the issue of whether Mullan had trespassed onto the Ungava Property in September 2000;

- O'Brien failed to respect his continuing obligation to disclose to the Plaintiff the material information contained in the Fischer Report relating to the Ungava Property that he knew was unbeknownst to Plaintiff;

- O'Brien knew that the Fischer Report was false and misleading to anybody relying on it and as such is liable in damages to anyone injured as a result;

NOVAWEST RESOURCES LIABILITY

65. Co-Defendant NovaWest is more particularly liable towards Plaintiff for the following reasons:

    - NovaWest is the company who employed Co-Defendant O'Brien and was the party who published the Fischer Report by filing it with MNR without taking proper precautions or care in order to advise the public and all persons likely to rely on such Report that the mineralization find indicated as having been found on PEM 1079 was in fact found on Plaintiff's property;

    - NovaWest management knew that as a public document the Fischer Report could be relied upon by the public at large and as such NovaWest

Resources became liable for damages suffered by all such persons who would rely on such document as being truthful;

- As well, Defendant NovaWest is liable for all of the errors, omissions and negligence committed by its directors and officers;

- NovaWest failed to respect its continuing obligation to disclose to the Plaintiff material information about the Ungava Property which it knew was not known to the Plaintiff.

PETER FISCHER LIABILITY

66. Co-Defendant Peter Fischer Ph. D. is more particularly liable towards Plaintiff for the following reasons:

    - Fischer drafted the Fisher Report knowing this Report to be false and that it untruthfully indicated that an important mineralization find was located on PEM 1079 whereas it was in fact located on Plaintiff's property;

    - Fischer knew about the 2002 arbitration proceedings and the main issue of litigation between CRI and Plaintiff and the relevance of the 1998 trespass and discovery to that main issue;

    - Fischer failed to rectify information related in his Report or to advise Plaintiff and arbitrator Bisson of same and more particularly failed to rectify the misleading information to the effect that the mineralization discovery of 1998 was located on PEM 1079;

    - Fischer knew that the Fischer Report would become a public document that could be relied upon by the public and as such Mr. Fischer became liable for damages suffered by all such persons who would rely on such document as being truthful;

    - Fischer failed to respect his continuing obligation to disclose to the Plaintiff the material information contained in the Fischer Report relating to the Ungava Property that he knew was unbeknownst to Plaintiff.

67. Plaintiff, as well as arbitrator Bisson, relied on the Fischer Report as being truthful and representative of discoveries that were ostensibly to have been found on PEM 1079, such information being misleading;

68. Plaintiff was not advised by the Co-Defendants that the Fischer Report was in fact untruthful and as such all of the Co-Defendants failed in their duty to reveal material information which in fact truly belonged to Plaintiff as owner of the Ungava Property;

69. Should the Co-Defendants have respected their duty towards Plaintiff, or should the Fischer Report have been truthful or stood corrected at any time up to and

including the decision pursuant to the 2002 arbitration, the Plaintiff would have won its case against CRI and would have gotten the Ungava Property back;

70. On November 6, 2003 Plaintiff filed a Motion to revoke Mr. Claude Bisson's award P-6, alleging that there was new evidence demonstrating that CRI had obtained privileged information through illegal means prior to the execution of agreement P-2 and P-3 pursuant to the discovery made by Jack Charlton, as set out in Exhibit P-8;

71. However, on December 17, 2003, Justice Claude Champagne dismissed Plaintiff's Motion for revocation on the basis that Plaintiff had failed to meet the criteria as laid out in article 484 of the Quebec Code of Civil Procedure for revocation on the basis of fraud and that being that such motion had to have been filed in 15 days from the day knowledge had been acquired of new evidence, the whole as more fully appears from Mr. Justice Champagne's decision disclosed as **Exhibit P-10**;

72. In July of 2004, Plaintiff instituted further arbitration proceedings in which it sought the termination or annulment of agreement P-2 and further damages from CRI based on CRI's failure to arbitrate in good faith Plaintiff's statement of claim therein being disclosed as **Exhibit P-11;**

73. Such arbitration proceedings were terminated on December 20th 2004 when Mr. Max Mendelsohn, the arbitrator selected by the parties, concluded that the Motion of revocation had settled the issue, the whole as more fully appears from the decision disclosed as **Exhibit P-12;**

74. Therefore based on the judgment for revocation Exhibit P-12 as well as the arbitration decision Exhibit P-13, final judgments have established that Plaintiff cannot not seek annulment of the Bisson's decision;

75. The Bisson's decision P-6 and the loss of 80% interest in the Ungava Property by Plaintiff remains nonetheless the result of the failure to act, negligence, fraud, false representations or perjury on the part of Co-Defendants, as outlined in the present introductory motion, entailing their joint and several responsibility in damages towards Plaintiff;

DAMAGES

76. Co-Defendants are, as a result, responsible towards Plaintiff for all losses and damages representing the true value of the Ungava Property, lost pursuant to Defendants' negligence, failure to respect their duty towards Plaintiff thereby causing the loss of Plaintiff's property;

77. Plaintiff estimates its losses and damages at fifty million dollars ($50,000,000) the whole as more fully appears from an appraisal of the Ungava Property published in the summer of 2006 and disclosed as **Exhibit P-13;**

78. Plaintiff is also entitled to claim as additional head of damages all its extra-judicial lawyers' fees and expenses, as well as all fees and expenses of its experts, subject to amendment once the actual amount shall be established;

79. The present cause of action has entirely arisen in the judicial district of Montreal and in the Province of Quebec since this is where the 2002 arbitration was held, the Fischer Report used and testimony heard and where all of the duties held by Co-Defendants towards Plaintiff were breached;

80. Plaintiff's action is well-founded in fact and in law.

WHEREFORE, MAY IT PLEASE THIS HONOURABLE COURT TO:

GRANT and **MAINTAIN** the present Motion Introductory of Suit;

CONDEMN Co-Defendants jointly and severally to pay to Plaintiff the sum of $ 50,000,000 plus interest at the legal rate and the special indemnity provided in the Civil Code form the date of service of the present action;

CONDEMN Co-Defendants additionally to pay jointly and severally to Plaintiff the sum of $ 50,000,000 as additional damages resulting from Defendants' fraud, faults, bad faith, abuse of rights and wilful omissions representing extra-judicial legal costs, fees and expenses, subject to amendment once the actual amount shall be established, the whole with interest and the legal indemnity provided for by law;

THE WHOLE with costs.

MONTREAL, August 9, 2006



MILLER THOMSON POULIOT, LLP
Attorneys for Plaintiff

NOTICE TO CO-DEFENDANTS

Take notice that the Plaintiff has filed this action or application in the office of the Superior Court of the judicial district of Montréal.

To file an answer to this action or application, you must first file an appearance, personally or by advocate, at the courthouse of Montréal, located 1, Notre-Dame Street East, Montréal, within 10 days of service of this Motion.

If you fail to file an appearance within the time limit indicated, a judgment by default may be rendered against you without further notice upon the expiry of the 10-day period.

If you file an appearance, the action or application will be presented before the Court on, **September 15, 2006**, at 9h00 a.m,, in room 2.16 of the courthouse. On that date, the court may exercise such powers as are necessary to ensure the orderly progress of the proceeding or the court may hear the case, unless you make a written agreement with the plaintiff or the plaintiff's advocate on a timetable for the orderly progress of the proceeding. The timetable must be filed in the office of the court.

In support of the motion to institute proceedings, the plaintiff discloses the following Exhibits:

EXHIBIT P-1 : Permit number 970 issued by the Ministère des Ressources naturelles du Québec;

EXHIBIT P-2: Joint Venture Agreement;

EXHIBIT P-3 : Assignment of exploration dated May 2001;

EXHIBIT P-4: Keast Plante Report dated February 2002;

EXHIBIT P-5 : Amended claim proceedings, en liasse;

EXHIBIT P-6: Claude Bisson's Award dated October 31st, 2002;

EXHIBIT P-7 : Fischer Report prepared in 1998;

EXHIBIT P-8: Jack Charlton's Report dated August 2003;

EXHIBIT P-9: Original version of Peter Fischer's Report of 1998;

EXHIBIT P-10: Mr. Justice Claude Champagne's decision dated December 17, 2003;

EXHIBIT P-11 : Statement of claim;

EXHIBIT P-12: Arbitrator Max Mendelsohn's decision rendered on December 20, 2003;

EXHIBIT P-13 : Appraisal of the Ungava Property.

These Exhibits are available upon demand.

Request for transfer of a small claim

If the amount claimed by the plaintiff does not exceed $7,000 and if you could have filed such an *action* as a plaintiff in Small Claims Court, you may make a request to the clerk for the action to be disposed of pursuant to the rules of Book VIII of the Code of Civil Procedure (R.S.Q., c. C-25). If you do not make such a request, you could be liable for costs higher than those provided for in Book VIII of the Code.

82-4436

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario M5R 1K5

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting of the shareholders of Ungava Minerals Corp. (the "Corporation") will be held on Thursday, September 14, 2006 at 10:00 a.m. (Toronto time) at the Cosmopolitan Room, located at the Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto, Ontario for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the years ended November 30, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 and the Reports of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the auditors' remuneration;
4. to approve a special resolution amending the articles of the Corporation changing the province of the registered office of the Corporation;
5. to confirm the enactment of a new By-Law No. 1 of the Corporation and confirm the repeal of General By-Law No. 1A of the Corporation;
6. to confirm the enactment of a new By-Law No. 2 of the Corporation;
7. to approve a resolution approving a new Stock Option Plan; and
8. to transact further and other business as may properly be brought before the meeting or any adjournment thereof.

The Board of Directors has fixed August 9, 2006 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual and Special Meeting and any adjournment thereof.

Accompanying this Notice of Meeting are the following documents: a Management Information Circular, dated as at August 10, 2006, a Form of Proxy, a Supplemental Mailing List Reply Form and a return envelope.

A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Information Circular.

Dated at Toronto, Ontario this 10th day of August, 2006.

BY THE ORDER OF THE BOARD

(signed)
Lorne H. Albaum
President

NOTES:

1. Shareholders registered on the books of the Corporation at the close of business on August 9, 2006 are entitled to Notice of the Meeting.

2. Shareholders registered on the books of the Corporation at the close of business on August 9, 2006 are entitled to vote at the Meeting.

3. The directors have fixed the hour of 4:00 p.m. on the last business day preceding the Meeting or any adjournment thereof as the time before which the instrument of proxy to be used at the Meeting must be deposited with the Corporation's transfer agent, Equity Transfer & Trust Company, 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario M5R 1K5

MANAGEMENT INFORMATION CIRCULAR

For the Annual General and Special Meeting of Shareholders to be held on September 14, 2006

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the "**Circular**") is furnished to the holders of common shares (the "**Shareholders**") of **UNGAVA MINERALS CORP.** (the "**Corporation**") in connection with the solicitation by Management of the Corporation of proxies to be voted at the Annual General and Special Meeting (the "**Meeting**") of the shareholders to be held at 10:00 a.m. (Toronto time) on Thursday, September 14, 2006 at the Cosmopolitan Room, Sheraton Centre Toronto Hotel, located at 123 Queen Street West, Toronto, Ontario, M5H 2M9 for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders (the "**Notice of Meeting**") and at any adjournment thereof. Unless otherwise stated the information provided in this Circular is provided as of August 9, 2006.

The solicitation of proxies is made on behalf of the Management of the Corporation. Such solicitation will be made primarily by mail, but proxies may be solicited personally or by telephone by directors and officers of the Corporation, who will not be remunerated therefore. The costs incurred in the preparation and mailing of the form of Proxy, Notice of Meeting and this Circular will be borne by the Corporation. The cost of the solicitation will be borne by the Corporation.

The board of directors have fixed the close of business on August 9, 2006 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the "**Record Date**").

APPOINTMENT OF PROXYHOLDERS

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **A shareholder has the right to appoint, as proxyholder or alternate proxyholder, a person, persons or a company (who need not be a shareholder) to represent such shareholder at the meeting, other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name of his chosen nominee in the space provided for that purpose on the form and striking out the other names on the form, or by completing another proper form of proxy.**

DEPOSIT OF PROXY

An appointment of a proxyholder or alternate proxyholders, by resolution of the directors duly passed, **WILL NOT BE VALID FOR THE MEETING OR ANY ADJOURNMENT THEREOF UNLESS IT IS DEPOSITED WITH THE CORPORATION'S TRANSFER AGENT, EQUITY TRANSFER & TRUST COMPANY, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 3C3, NOT LATER THAN 4:00 P.M. ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING WEDNESDAY, SEPTEMBER 13, 2006 OR ANY ADJOURNMENT THEREOF,** or deposited with the Chairman of the Meeting or any adjournment thereof prior to the commencement thereof. A return envelope has been included with the material.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke the Proxy:

(a) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

   (i) with Equity Transfer & Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used;

   (ii) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Proxy is to be used;

   (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b) in any other manner provided by law.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the instructions, if any, of the shareholder on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly by the proxy.

In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to the Management of the Corporation should properly come before the Meeting, the shares represented by the proxies hereby solicited will be voted thereon in accordance with the best judgment of the person or persons voting such proxies.

All matters to be voted upon as set forth in the Notice of Meeting require approval by a simple majority of all votes cast at the Meeting, except for item 4, articles of amendment to vary the province of the head office of the Corporation, which requires approval by ⅔ of the votes cast to be approved.

REGISTERED HOLDERS

A shareholder executing the enclosed form of proxy has the right to revoke it under section 148(4) of the *Canada Business Corporations Act*, as amended (the "Act"). A shareholder may revoke a proxy by depositing an instrument in writing, including another proxy bearing a later date, executed by the shareholder or by an attorney authorized in writing, at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any postponement or adjournment thereof, prior to being voted at the Meeting or any postponement or adjournment thereof, or in any other manner permitted by law. A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters he or she votes personally upon and any subsequent matters thereafter to be voted on at the Meeting.

NON-REGISTERED HOLDERS

Only registered holders of common shares of the Corporation (the "**Common Shares**") or the persons they appoint as their proxies are permitted to vote at the Meeting.

Many shareholders are "non-registered" shareholders ("**Non-Registered Shareholders**") because the shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the "**Intermediary**") that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the enclosed form of proxy (collectively the "**Meeting Materials**") to Intermediaries and clearing agencies for onward distribution to Non- Registered Shareholders of Commons Shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Shareholders. A Non-Registered Shareholder who has not waived the right to receive the Meeting Materials will either be given:

(a) a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, in accordance with the directions of the Intermediary and which will constitute voting instructions which the Intermediary must follow; or

(b) a form of proxy **which has already been signed by the Intermediary** (typically a facsimile signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. This form of proxy does not require the intermediary to sign when submitting the proxy. In this case the Non- Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and **deposit it with the Corporation, c/o Equity Transfer & Trust Company, 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 3C3**.

In either case, the purpose of these procedures is to permit the Non-Registered Shareholder to direct the voting of the shares of the Corporation the Non-Registered Shareholder beneficially owns. Should a Non- Registered Shareholder wish to attend and vote at the Meeting in person, (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert his or her name in the space provided for the purpose on the voting instructions form and return it in accordance with the directions of the Intermediary.

The Non-Registered Shareholder should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instructions form is to be delivered.

A Non-Registered Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder's Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure than an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value and an unlimited number of non-voting, redeemable, retractable Preference Shares. As of the date hereof, the Corporation has issued and outstanding 25,896,610 fully paid and non-assessable Common Shares and no Preference Shares. All of the outstanding Common Shares are entitled to be voted at the Meeting and, unless otherwise stated herein, each resolution identified in the accompanying Notice of Meeting will be an ordinary resolution requiring for its approval a majority of the votes in respect of the resolution.

The record date for the Meeting is August 9, 2006. Each holder of Common Shares is entitled to one vote for each Common Share shown as registered in such holder's name on the list of shareholders prepared as of the close of

business on August 9, 2006 with respect to all matters to be voted on at the Meeting. However, in the event of a transfer of Common Shares by any such holder after such date, the transferee is entitled to vote those Common Shares if such transferee produces a certificate in his or her name or properly endorsed share certificates or otherwise establishes that such transferee owns the Common Shares, and requests, not later than ten days before the Meeting, that the Corporation's transfer agent, Equity Transfer & Trust Company, include the transferee's name in the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation except as follows:

Name	Number of Shares	Approximate Percentage of Total Issued
Lorne H. Albaum	13,995,935[1]	54.04%
Pinetree Capital Inc.	6,904,801	26.66%

(1) Mr. Albaum is trustee of The Ungava Trust which is beneficial owner of 5,104,462. Mr. Albaum is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc. and The International General Trust which is the beneficial owner of 273,000 shares. Mr. Albaum also has voting authority in respect of 6,458,473 shares beneficially owned by Juno Holdings Inc.

EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities regulations, the Corporation must disclose the compensation paid to its "**Named Executive Officers**". This includes the Corporation's Chief Executive Officer, the Corporation's Chief Financial Officer (or an individual that served in a similar capacity) and the other three most highly compensated executive officers provided that disclosure is not required for those executive officers, other than the Chief Executive Officer and Chief Financial Officer, whose total salary and bonus did not exceed $150,000. Executive officers of the Corporation include the Chairman of the Board, the President and Vice-President in charge of a principal business unit such as sales, finance or production, and any officer of the Corporation or other subsidiaries who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation or its subsidiaries. Other than as disclosed below, at the end of the most recently completed fiscal year, the Corporation had no executive officers whose salary and bonus exceeded $150,000.

		Annual Compensation			Long -Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending Nov. 30,	Salary ($)	Bonus for the Year ($)	Other Annual Compe-nsation	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Lorne H. Albaum	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

LONG TERM INCENTIVE PLAN

Long-term incentive plans ("**LTIPs**") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether performance is measured by reference to financial performance of an issuer or an affiliate of an issuer, or the price of the issuer's shares, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

The Corporation currently has no LTIP's in place.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. Currently, there are no SARs of the Corporation outstanding.

OPTIONS/SARS GRANTED FOR THE PERIOD ENDED NOVEMBER 30, 2005

There were no Options/SARS granted during the period ended November 30, 2005.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

Name	No. Securities Acquired On Exercise	Aggregate Value Realized ($)	Unexercised Options At FY-End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At FY-End ($) Exercisable/Unexercisable
Lorne H. Albaum	Nil	Nil	*/Nil	*/Nil

COMPENSATION OF DIRECTORS

No cash compensation is paid to directors for attendance at meetings or for serving on committees. In such cases where a director is requested by the Board to perform such services for the Corporation, compensation may be authorized by the Board to be paid to that director.

The aggregate cash compensation paid or accrued on behalf of all non-executive directors was nil.

Executive Officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors other than as paid by the Corporation to such Executive Officers in their capacity as Executive Officers (see "Executive Compensation – Statement of Executive Compensation").

The Corporation grants incentive share purchase options to directors, senior officers and employees as an incentive for their participation in the growth of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

This table sets forth information as at November 31, 2005 with respect to the Corporation's current compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	300,000	n/a	2,289,661
Equity compensation plans not approved by security holders	-	n/a	n/a

STOCK OPTIONS

The Corporation currently maintains a Stock Option Plan (the "**Stock Option Plan**") to grant options to purchase common shares of the Corporation. The purpose of the Stock Option Plan is to encourage share ownership by directors, senior officers and employees, together with consultants, who are primarily responsible for the Management and growth of the business. The number of common shares, the exercise price per common share, the vesting period and any other terms and conditions of options granted pursuant to the Stock Option Plan, from time to time, are determined by the Board at the time of the grant, subject to the defined parameters of the Stock Option Plan.

The Stock Option Plan is administered by the Board. Participation is limited to directors, officers, employees and consultants providing services to the Corporation.

The exercise price of any option cannot be less than the market price of the common shares at the time the option is granted. Market price is deemed to be the closing price as reported on the principal stock day immediately preceding the day upon which the option is granted. The exercise period cannot exceed five years. Options will terminate on the date of expiration specified, immediately upon termination of employment where such termination is for cause, thirty days after a participant ceases to be eligible, other than by reason of retirement, permanent disability or death, ninety days after the date of death or ninety days after termination of employment by reason of permanent disability or retirement. Currently, the maximum number of common shares which may be reserved and set aside for issue under the Stock Option Plan is 2,289,661, provided the Board may, subject to shareholder and regulatory approvals, increase such number. The maximum number of shares reserved for issuance to any one person shall be 5% of the common shares outstanding at the time of the grant, on a non-diluted basis, less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

PARTICULARS OF MATTERS TO BE ACTED UPON

ANNUAL REPORTS AND FINANCIAL STATEMENTS

The audited consolidated Financial Statements of the Corporation for the fiscal years ended November 30, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 and the Reports of the auditors thereon, will be placed before the Meeting. Audited consolidated Financial Statements of the Corporation, other than those as of November 30, 2005, do not accompany this Circular as they have been previously distributed to all shareholders.

Pursuant to National Instrument 54-102, a person or corporation who in the future wishes to receive annual and interim Financial Statements from the Corporation must deliver a written request for such material to the Corporation. Shareholders who wish to receive annual and interim financial statements are encouraged to send the enclosed mailing list request form to Equity Transfer & Trust Company, Suite 420, 102 Adelaide Street West, Toronto, Ontario, M5H 4C3.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors of the Corporation (the "**Board**") shall consist of a minimum of three and a maximum of 10 directors, the number of which may be fixed from time to time by a resolution of the Board. The Corporation currently has five directors. The number of directors of the Corporation proposed to be elected at the Meeting is eight. The term of office of the current five directors will end at the conclusion of the Meeting. Unless a director's office is earlier vacated in accordance with the provisions the *Canada Business Corporations Act*, each director will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.

The following table sets out the names of Management's nominees for election as directors, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the

Corporation, the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date hereof.

Name and Residence	Principal Occupation	Director Since	Shares Held or Beneficially Owned [1]
Glen Gasparini Toronto, Ontario	President, Terrazzo, Mosaic & Tile Company Limited	September 26, 2001	Nil[3]
David L. Hynes Toronto, Ontario	Lawyer	June 24, 2003	Nil[2] [4]
Dr. Allan Miller Ottawa Ontario	Consulting Geologist	March 31, 2003	Nil[2] [5]
James G. Lavigne Sudbury, Ontario	Consulting Geologist	April 28, 2006	Nil
Dr. Joseph Greenberg Toronto, Ontario	Physician	Nominee	Nil
Joseph Kochav Lev Toronto, Ontario	Accountant	Nominee	Nil
Marek Mucha Barrie, Ontario	Computer and Internet Consultant	Nominee	Nil
Dr. Waldemar Kozerawski Toronto, Ontario	Physician	Nominee	Nil

Notes:

(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) Member of Audit Committee.

(3) Mr. Gasparini holds options that have been granted to him as a director of the Corporation to purchase up to 100,000 common shares of the Corporation.

(4) Mr. Hynes holds options that have been granted to him as a director of the Corporation to purchase up to 100,000 common shares of the Corporation.

(5) Mr. Miller holds options that have been granted to him as a director of the Corporation to purchase up to 100,000 common shares of the Corporation.

Mr. Gasparini has been the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings. Mr. Gasparini has an Honours B.A. from York University.

Mr. Hynes graduated from the University of Toronto Law School in 1971 and was called to the bar of Ontario in 1973.

Dr. Miller is a mineral deposits consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company's property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally. Between 1997 and 1973, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

Mr. Lavigne is presently a consulting geologist, formerly the Vice-President, Exploration, for Goldbrook Ventures Inc., where he was responsible exploration program design, implementation, and Management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior

Management and investors; and the preparation of public disclosure documents. Previously, he was a senior geologist with FNX Mining Company. Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr. Lavigne received his MSc. Geology from the University of Ottawa in 1993 and a BSc. Geology from Memorial University of Newfoundland in 1987.

Dr. Joseph Greenberg has been a physician for over 50 years.

Mr. Kochav Lev is an accountant.

Mr. Mucha is a computer and internet consultant

Dr. Kozerawski has been a physician for over 20 years.

Other than as noted below, no proposed director is, or has been, within 10 years before the date of the Circular a director or executive officer of any company that, while acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after ceasing to be a director or executive officer of the relevant company, in the company being subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of ceasing to act in the capacity of a director or executive officer made a proposal or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver appointed to hold its assets.

No director of the Corporation has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In the absence of instructions to the contrary the persons named in the form of proxy intend to vote the shares represented thereby in favour of the election of the directors proposed by Management.

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders are requested by Management to approve a resolution to re-appoint Wasserman Ramsay, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Wasserman Ramsay were first appointed as auditors of the Corporation in 1996.

In the absence of instructions to the contrary the persons named in the form of proxy intend to vote the shares represented thereby in favour of the appointment of Wasserman, Ramsay.

Audit Committee

The Corporation is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Corporation or of an affiliate of the Corporation. The Corporation's current audit committee consists of Mr. Albaum, Mr. Hynes and Dr. Miller.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "A" to this Circular.

Independence

Multilateral Instrument 52-110 *Audit Committees*, ("**MI 52-110**") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. Mr. Hynes and Mr. Miller are independent members of the audit committee.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

All members of the Audit Committee are financially literate as such term is defined in MI 52-110

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, the audit committee of the Corporation has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Corporation.

Reliance on Certain Exemptions

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on:

(a) the exemption in section 2.4 *(De Minimis Non-audit Services)* of MI 52-110; or
(b) an exemption from MI 52-110, in whole or in part, granted under Part 8 *(Exemptions)*.

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non audit services.

Audit Fees

The following table sets forth the fees paid by the Corporation and its subsidiaries to Wasserman Ramsay, Chartered Accountants, for services rendered in the last two fiscal years:

	2005	**2004**
Audit Fees	$10,207.80	$10,207.80
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil
Total	$10,207.80	$10,207.80

The Corporation is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 *(Composition of Audit Committee)* and 5 *(Reporting Obligations)*.

NEW STOCK OPTION PLAN

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass the resolution below approving a new Stock Option Plan. Under the terms of the Stock Option Plan, the maximum number of Common Shares which

may be reserved for issue to insiders, as defined in the *Securities Act* (Ontario) and their associates (individually an "Insider") is 10% of the Common Shares then outstanding as at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to any one Insider within a one year period under the Stock Option Plan is 5% of the Common Shares then outstanding at the time of the issuance (on a non-diluted basis).

The Board of Directors would like to encourage the Corporation's directors, officers and employees to own Common Shares and, is of the opinion that, the method of exercise under the Stock Option Plan prior to the Cashless Exercise Amendment may have been a disincentive to Participants to retain the Common Shares purchased upon the exercise of their options.

The full terms of the new Stock Option s attached hereto as Schedule "B".

The Board of Directors of the Corporation recommends that the shareholders vote in favour of the passing the following resolution:

RESOLVED that:

1. the Stock Option Plan (the "Plan") of the Corporation in the form of Stock Option Plan which is attached to the Corporation's Management Information Circular dated August 10, 2006 is hereby approved; and

2. the directors and officers of the Corporation or any one or more of them be and they are hereby authorized to do such things as may be necessary to accomplish the foregoing, provided that the directors of the Corporation may revoke this resolution before it is acted on without further approval of the shareholders.

In the absence of instructions to the contrary, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in favour of passing this resolution.

CHANGE OF REGISTERED OFFICE

The Company proposes to change the province in which its registered office is located from the Province of Ontario to the Province of Quebec. During the Meeting, the shareholders will be asked to pass the special resolution shown below, authorizing the Corporation to file Articles of Amendment in order to transfer the registered office from the Province of Ontario to the Province of Quebec. If the special resolution approving this amendment is passed at the Meeting, it is proposed that the company will file Articles of Amendment with the Director under the *Canada Business Corporations Act* as soon as practicable following the Meeting.

No less than two-thirds (2/3) of the votes cast by holders of Common Shares will be required for the adoption of this special resolution. The Board of directors recommends that shareholders vote for the approval of the special resolution.

The persons named in the enclosed proxy form intend to vote in favor of the following special resolution approving the Articles of Amendment in order to transfer the registered office of the Corporation to the Province of Quebec, unless the shareholder has indicated that his shares shall be voted against the special resolution.

BE IT RESOLVED AS SPECIAL RESOLUTION:

THAT subject to regulatory approval, the Articles of Ungava Minerals Corp. (the "Corporation") be amended to transfer the registered office of the Corporation to the Province of Quebec;

THAT any director or officer of the Corporation be and it hereby authorized and instructed for and on behalf of the Corporation to sign and deliver all documents and perform all other acts that such director or officer may deem necessary or advisable to give effect to this special resolution (including, without being limited thereto, the delivery of the Articles of Amendment in prescribed form to the director named under the *Canada Business Corporations Act*

("CBCA"), the signature of any such document or the performance of any such act constituting conclusive proof of this determination;

THAT notwithstanding the provisions hereof, the directors of the Corporation be authorized, at their entire discretion, to revoke this special resolution at any time prior to the issuance, pursuant to the CBCA, of a certificate of amendment giving effect to this resolution, without further approval by the shareholders of the Corporation.

BY-LAW NO. 1

On August 8, 2006, the Board of Directors enacted a new By-Law No. 1, being a by-law relating generally to the transaction of the business and affairs of the Corporation. A copy of By-Law No. 1 is attached hereto as Schedule "C". This new by-law replaces General By-Law No. 1A of the Corporation which was repealed concurrently with the enactment of By-Law No. 1. It accounts for various revisions to the *Canada Business Corporations Act* and specifically makes provisions for shareholders participating in meetings by electronic means.

The Corporation is currently governed by the *Canada Business Corporations A*ct ("CBCA"). The CBCA was amended in November, 2001. To reflect applicable CBCA amendments and address various "housekeeping" matters, the Corporation is proposing to adopt new by-laws relating to the transaction of the business and affairs of the Corporation.

Following is a summary of the material changes proposed for By-Law No. 1 of the Corporation.

CBCA Amendments

The substantive changes to the Corporation's by-laws being proposed as a result of the legislative amendments to the CBCA are as follows:

1. **Qualification of Directors**

Previously, a majority of the board of directors or of any committee of the board of directors of a CBCA corporation had to be "resident Canadians" as defined under the CBCA and no business could be transacted at a board meeting unless a majority of the directors present were resident Canadians. The CBCA amendments now provide that (subject to certain exceptions which do not apply to the Corporation) only 25% of the directors need be resident Canadians. Also pursuant to the CBCA amendments, committees of a corporation's board are no longer required to have *any* resident Canadian directors as members. As well, the CBCA now allows for the transaction of business at a directors meeting where at least 25% of the directors present are resident Canadians versus a majority previously.

These amendments to the CBCA are reflected in changes to Section 4.02 — "Qualification" and Section 4.08 — "Canadian Directors Present at Meetings".

2. **Electronic Communications**

Previously, the CBCA only permitted corporations to communicate electronically with government bodies, only permitting paper-based communications with shareholders. The recent amendments to the CBCA now allow corporations to employ new and emerging technologies to communicate with shareholders and to permit shareholders to participate in a shareholders' meeting, including allowing for voting, utilizing more extensive electronic means. These amendments were intended to lower compliance costs to corporations and to allow shareholders greater ease in communicating with, and participating in the activities of corporations.

Pursuant to the amendments, paper-based communications will not be eliminated. Rather, the amendments will allow communications between the Corporation and its shareholders to be conducted electronically if the shareholder consents to such method of communication in the manner provided under the CBCA. Shareholders will have the option of insisting on paper-based communications. Similarly, shareholders will not be able to force the Corporation to send information electronically if the Corporation wishes to continue utilizing paper-based communications.

These amendments to the CBCA are reflected in changes to Section 4.08 — "Canadian Directors Present at Meetings", Section 4.09 — "Meeting by Telephone and Other Means", Section 10.03 — "Participation in Meetings by Electronic Means", Section 10.04 — "Meetings held by Electronic Means", Section 10.18 — "Show of Hands", Section 10.19 — "Ballots", Section 11.01 — "Method of Giving Notices" and Section 12 dealing with electronic documents generally.

3. **Action by the Board**

Previously, the CBCA stated that "directors shall manage the business and affairs of a corporation". This section of the CBCA has now been amended to more accurately reflect that directors shall manage "or supervise the Management of" the business and affairs of a corporation.

This amendment to the CBCA is reflected in the changes to Section 4.07 — "Action By the Board".

4. **Director's Liability**

The CBCA amendments now reflect numerous provincial corporate statutes that recognize that if all directors of a corporation resign, or have been removed from office, a person who actually manages or supervises the Management of the business and affairs of the corporation in the absence of directors shall be *deemed* for the purposes of the CBCA to be a director. This provision does not apply to officers who act under the control of a shareholder or another person, a professional who participates in the Management of the corporation for the purpose of providing professional advice or a trustee or receiver acting in that capacity. These amendments to the CBCA, while not reflected in the proposed amendments to the by-laws, will nonetheless apply to the Corporation.

5. **Due Diligence Defence**

The CBCA previously provided a "good faith reliance" defence for directors, which protected such directors if they relied in good faith on financial statements or reports supplied by lawyers, accountants, engineers, appraisers or other professionals. Under the recent CBCA amendments the "good faith reliance" defence has been replaced with a "due diligence defence" which recognizes more clearly that a director's actions and precautionary steps taken will vary depending on the circumstances of each case. The defence provides that a director will not be liable if he exercises the degree of care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances. This allows greater flexibility for directors to take appropriate decisions and to assume risks with the confidence that they may rely on a due diligence defence at all times. These amendments also bring the CBCA in line with existing provincial legislation.

This amendment to the CBCA is reflected in changes to Section 7.01 of By-law No. 1 — "Limitation of Liability".

6. **Indemnity of Directors, Officers and Other Individuals**

The amendments to the CBCA significantly expand the range of costs for which a corporation can indemnify directors and officers, the options for reimbursement and the scope of matters for which indemnification may be sought. For example, "individuals acting in a similar capacity" as directors and officers may now claim indemnity and costs pursuant to investigative proceedings may now be claimed. A corporation is also now permitted to advance moneys to directors, officers or other individuals in respect of proceedings for which an indemnity will eventually be claimed, recognizing the significant up front costs of such actions. Should the individual to whom moneys were advanced be found not to have met the standard of conduct for indemnity set out under the CBCA the moneys advanced are required to be repaid.

These amendments to the CBCA are reflected in changes Section 7.02 of By-law No. 1 — "Indemnity" and the addition of Section 7.04 — "Advance of Costs".

7. **Conflicts of Interest**

The CBCA amendments have expanded the requirement for directors, officers and individuals acting in a similar capacity, to declare conflicts of interest in any material contract or material transaction with a corporation, whether made or proposed. The CBCA amendments have further expanded the requirements in respect of the timing for disclosure of such conflicts. Shareholders may also now have access to the portions of any minutes of meetings that contain disclosures in respect of conflicts of interest.

These amendments to the CBCA are reflected in changes to Section 4.19 of By-law No.1 — "Conflicts of Interest".

"Housekeeping" Amendments

Numerous less substantive amendments are proposed to By-law No. 1 to allow for greater efficiency in the day to day business of the Corporation, to incorporate current corporate practices standard in Canada and to ensure that the by-law is flexible enough to respond to continuously evolving corporate practices.

Throughout By-Law No. 1, minor amendments have been made in order to clarify definitions or references to the CBCA and the regulations thereunder as well as to indicate the existence of other applicable legislation and regulation that governs the Corporation's activities.

The by-law will cease to be effective unless it is confirmed by resolution passed by a simple majority of 50% plus one of the votes cast by the shareholders who voted in respect of the resolution at the Meeting.

The Board of Directors of the Corporation recommends that the shareholders vote in favour of the passing the following resolution:

RESOLVED that:

1. new By-Law No. 1 of the Corporation, being a by-law relating generally to the transaction of the business and affairs of the Corporation, enacted by the Board of Directors on August 8, 2006, is hereby confirmed without amendment; and

2. the repeal of General By-Law No. 1A is hereby confirmed.

In the absence of instructions to the contrary, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in favour of passing this resolution.

BYLAW NO. 2

On August 8, 2006, the Board of Directors enacted a new By Law No. 2 being a by-law relating to the signing of cheques and other financial instruments. A copy of By Law No.2 is attached hereto as Schedule "D."

This new by-law provides that all Corporation cheques and financial instruments must be signed by the President and Treasurer, signing together.

The Board of Directors of the Corporation recommends that the shareholders vote in favour of the passing the following resolution:

RESOLVED that:

By-Law No. 2 of the Corporation, being a by-law relating to the signing of cheques and other financial instruments, enacted by the Board of Directors on August 8, 2006, is hereby confirmed without amendment

In the absence of instructions to the contrary, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in favour of passing this resolution.

CORPORATE GOVERNANCE PRACTICES

The Corporation's Board of Directors has reviewed the Corporation's current corporate governance practices with reference to the applicable provisions of National Instrument 58-101 and has compiled the following analysis:

CORPORATE GOVERNANCE DISCLOSURE	UNGAVA PRACTICE
1. Board of Directors Disclose how the Board of Directors (the board) facilitates its exercise of discretion over management, including:	
(i) the identity of directors that are independent, and	Four of the five current directors of the Corporation are independent, as such terms is defined in Multilateral Instrument 52-110. The independent members of the Board are David Hynes, Allan Miller, Glen Gasparini and James Lavigne.
	By virtue of his position as CEO of the Corporation, Lorne H. Albaum is not independent.
2. Directorships If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	David Hynes is a director of Byron Resources Inc. Glen Gasparini is a director of American Stone Industries Inc.
3. Orientation and Continuing Education Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.	Each new director has a discussion with the existing members covering all Board member and Committee mandates and responsibilities and the time commitment and contribution expected of each member. Each new director has the opportunity to discuss the business and procedures of the Board and the Corporation with the external auditors and legal counsel. The Corporation is preparing a Director's Manual for all new Directors. Management provides a presentation of the Corporation's business and affairs, including a description of the litigation to which the Corporation is a party or which is planned, various mineral properties, the stage of exploration and future objectives with respect to each property. Management is available to any director to discuss the business and affairs of the Corporation. There has, at present time, been no formal continuing education process adopted. However, senior Management endeavors to ensure that the Board is kept apprised of changes affecting the Corporation's business and of changes in any legal, regulatory and industry requirements and standards. Board members are entitled to attend such seminars or educational programs as each may determine necessary to keep abreast of current issues relevant to their services as directors.
4. Ethical Business Conduct Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	Any individual director is required to disclose fully to the Board his or her material interest in any transaction which the Corporation is considering entering. In the event of such declaration the independent directors will review the nature and terms of the proposed agreement to ascertain and confirm that the proposed agreement is being considered on commercially reasonable arm's-length terms. It is proposed that the new Board review, revise and adopt a draft Disclosure Policy and Insider Trading Policy.
5. Nomination of Directors Disclose what steps, if any, are taken to identify new candidates for board nomination, including:	
(i) who identifies new candidates, and	Currently, the CEO of the Board identifies new candidates. He seeks recommendations from the Board, Management and outside advisors.

(ii) the process of identifying new candidates	Currently, the Board during its regular meetings is encouraged to identify new candidates for Board nomination. In this process, the Board is asked to consider the needs of the Corporation, the competencies and skills of the proposed nominees and the Corporation's requirement to maintain a mix of relevant skills and knowledge with a view to adding value to the Corporation and its shareholders.
6. Compensation Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:	
(i) who determines compensation, and	Currently, compensation is determined by the Board of Directors.
(ii) the process of determining compensation	The independent directors of the Board annually review all compensation and considers such factors as comparable compensation within the industry and time required to perform the duties and responsibilities. A recommendation is made to the Board for final discussion and approval.
7. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has currently established one permanent committee, namely the Audit Committee. The Audit committee has a written mandate as to its roles and responsibilities. The Chair of the audit committee undertakes to ensure the effective performance of the committee's mandate.
8. Assessments Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	In view of the size and current state of the Corporation's development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, Committee and individual director effectiveness. In view of the frequency of both formal and informal Board meetings during the course of the year and the small number of directors there is ample opportunity for each director to assess the effectiveness of all other directors. The Corporation is not proposing to adopt a formal process for assessment at the present time.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares of the Corporation or an associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

INDEBTEDNESS OF CORPORATION OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Corporation, proposed nominees for election or associates of such persons has been indebted to the Corporation since the beginning of the last completed financial year.

OTHER BUSINESS

Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

CERTIFICATE OF APPROVAL OF DIRECTORS

This Circular and the mailing of same to shareholders have been approved by the Board of Directors of the Corporation.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. The Corporation's Annual Management Discussion and Analysis and a copy of this Circular is available to anyone, upon request, from

the Corporation at 305 Davenport Road, Toronto, Ontario, M5R 1K5. All financial information in respect of the Corporation is provided in the comparative Financial Statements and Management Discussion and Analysis for its recently completed financial year.

DATED the 10th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
(signed)
Lorne H. Albaum
President and Chief Executive Officer

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

1.0 PURPOSE

1.1 The Audit Committee (the "Committee") is established by the Board of Directors (the "Board") of Ungava Minerals Corp. (the "Company") for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

The Committee is responsible for assisting the Board's oversight of:

1.1.1 the independent auditor's qualifications and independence;

1.1.2 the performance of the Company's independent auditors;

1.1.3 the quality and integrity of the Company's financial statements and related disclosure;

1.1.4 oversight of the Company's internal and disclosure controls and reporting; and

1.1.5 the Company's compliance with legal and regulatory requirements.

2.0 COMPOSITION

2.1 Members

2.1.1 The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three members.

2.1.2 The Board shall appoint members of the Committee annually.

2.2 Qualifications

2.2.1 Each member of the Committee shall be an "unrelated" director within the meaning of the applicable Toronto Stock Exchange ("TSX") and Ontario Securities Commissions ("OSC") guidelines.

2.2.2 Each member of the Committee shall be financially literate, meaning each member, at the time of their appointment, must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company that can reasonably be expected to be raised by the Company's financial statements.

2.3 Service on Multiple Committees

It is recommended that Committee members not simultaneously serve on the committees of more than three other public companies. If a Committee member serves on more than two other committees, the Committee (or Board) must determine whether membership on multiple committees impairs the ability of the member to serve on the Committee.

2.4 Chair

The Chair of the Committee shall be appointed by the Committee.

2.5 Removal and Replacement

The members of the Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board. Membership on the Committee shall automatically end at such time as the Board determines that a member ceases to be an unrelated director.

3.0 OPERATIONS

3.1 Meetings

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least four times per year.

3.2 Executive Sessions

The Committee shall meet separately with Management, the Corporate Treasurer and the independent auditor in periodic executive sessions. The Committee shall also meet separately with the independent auditor at every meeting of the Committee at which the independent auditor is present.

3.3 Agenda

The Chair of the Committee, with the assistance of the Corporate Treasurer, shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and Management. The agenda and information concerning the business to be conducted at each Committee meeting shall be, to the extent practical, communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

3.4 Report to Board

The Committee shall report regularly to the entire Board and shall submit to the Board the minutes of its meetings.

3.5 Self-Evaluation

The Committee shall conduct an annual performance self-evaluation and shall report to the entire Board the results of the self-evaluation.

3.6 Assessment of Charter

The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

4.0 COMMITTEE AUTHORITY AND RESPONSIBILITIES

4.1 Independent Auditor's Qualifications and Independence

4.1.1 The Committee shall be directly responsible for the appointment (subject to shareholder approval), retention or replacement of the independent auditor.

4.1.2 The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor, (including resolution of disagreements between Management and the auditor regarding financial reporting), employed by the Company to audit its financial statements.

4.1.3 The independent auditor shall report directly to the Committee.

4.1.4 The Committee shall review and evaluate the experience, qualifications, performance and independence of the independent auditor.

4.1.5 The Committee shall have the sole authority to pre-approve:

(a) all auditing services, including all audit engagement fees and terms; and

(b) all non-audit services, including certain tax services to be performed by the Company's independent auditor.

4.1.6 The Committee shall review with the lead audit partner whether any of the audit partners receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4.1.7 The Committee shall obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing:

(a) the independent auditor's internal quality-control procedures;

(b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, regulatory or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and

(c) all relationships between the independent auditor and the Company in order to assess the independent auditor's independence.

4.1.8 The Committee shall ensure a five-year rotation period and a five-year "time-out" period of the lead audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law and a seven-year mandatory rotation period with a two year "time-out" period for certain other audit partners depending on the partner's involvement in the audit. In addition, the Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

4.1.9 The Committee shall recommend to the Board policies for the Company's hiring of partners, employees or former partners and employees of the current and former independent auditor who participated in any capacity in the audit of the Company.

4.1.10 The Committee shall pre-approve the hiring of any partner, employee or former partner and employee of the independent auditor who was a member of the Company's audit team during the preceding two fiscal years. In addition, the Committee shall pre-approve the hiring of any partner, employee or former partner or employee of the independent auditor within the preceding two fiscal years for senior positions within the Company, regardless of whether that person was a member of the Company's audit team.

4.2 Performance of the Audit Functions and Independent Auditors

4.2.1 The Committee shall discuss with Management and advise on the appointment, replacement, reassignment or dismissal of any senior internal auditor, if applicable.

4.2.2 The Committee shall meet with Management and the independent auditor prior to the audit to discuss the scope, planning and staffing of the proposed audit for the current year.

4.2.3 The Committee shall review and discuss with Management and the independent auditor, any internal audit department responsibilities, plans, results, budget and staffing, if applicable.

4.2.4 The Committee shall review and discuss with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Company's policies with respect to risk assessment and risk Management.

4.2.5 The Committee shall review with Management, any internal auditor and the independent auditor and conduct an annual assessment and a quarterly evaluation of the Company's disclosure controls and procedures and the Company's internal controls over financial reporting and determine if there are any significant deficiencies or weaknesses in the Company's control procedures. The Committee shall review with Management the Company's anti-fraud control procedures.

4.2.6 The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

4.3 Financial Statements and Related Disclosure

4.3.1 The Committee shall review and discuss with Management and the independent auditor the Company's annual audited financial statements, including the Management's discussion and analysis before the filing of such statements.

4.3.2 The Committee shall review and discuss with Management and the independent auditor the Company's quarterly financial statements, including the interim Management's discussion and analysis, and the results of the independent auditor's review of the quarterly financial statements, before the filing of such statements.

4.3.3 The Committee shall discuss the independent auditor Management's competency in preparing the financial statements.

4.3.4 The Committee shall review and discuss quarterly and annual reports from the independent auditor on:

(a) all critical accounting policies and practices to be used by the Company in preparing its financial statements;

(b) all material alternative treatments of financial information within GAAP that have been discussed with Management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(c) other material communications between the independent auditor and Management, such as any Management letter or schedule of unadjusted differences.

4.3.5 The Committee shall review and discuss with Management earnings (and/or other financial) press releases with particular attention to the use of "pro forma" or "adjusted" non-GAAP information, before they are issued.

4.3.6 The Committee shall review and discuss generally with Management the nature of the financial information and earnings guidance provided to analysts and rating agencies.

4.3.7 The Committee shall review with Management, any internal auditor and the independent auditor disclosures made to the Committee by the Company's CEO and CFO during their certification process for the quarterly and annual financial filings about the quality, adequacy and effectiveness of the Company's internal controls over financial reporting and any significant deficiencies in the design or operation of internal controls over financial reporting or material weakness therein and any fraud involving Management or other employees who have a significant role in the Company's internal controls over financial reporting.

4.3.8 The Committee shall review and discuss with Management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

4.3.9 The Committee shall discuss with Management and the independent auditor any audit problems or difficulties and Management's response.

4.3.10 The Committee shall review and discuss with Management and the independent auditor the effectiveness of the Company's disclosure controls and procedures.

4.3.11 The Committee shall discuss with Management and the independent auditor financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls over financial reporting and any special steps adopted in light of material control deficiencies.

4.3.12 The Committee shall review with Management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on the Company's financial statements.

4.3.13 The Committee shall review with Management any related party transactions and ensure such related party transactions are appropriately disclosed.

4.4 Compliance with Legal and Regulatory Requirements

4.4.1 The Committee shall discuss with Management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company.

4.4.2 The Committee shall establish procedures for

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters or potential violations of law; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or potential violations of law.

5.0 GENERAL

5.1 The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight function.

5.2 The Committee has the power to delegate its authority and duties to a subcommittee or individual members of the Committee, as it deems appropriate, provided that the subcommittee is composed entirely of unrelated directors.

5.3 In discharging its oversight role, the Committee shall have full access to all Company books, records, facilities and personnel.

5.4 The Committee may retain, and determine the fees of, independent counsel and other advisors, in its sole discretion.

SCHEDULE "B"

STOCK OPTION PLAN

1. Purpose

The purpose of this stock option plan (the "Plan") is to provide an incentive, in the form of a proprietary interest in Ungava Minerals Corp. (the "Corporation") to officers, directors, Consultants (as defined below) and employees of the Corporation and its subsidiaries who are in a position to contribute materially to the successful operation of the business of the Corporation, to increase their interest in the Corporation's welfare and to provide a means through which the Corporation can attract and retain service providers of outstanding abilities.

2. Administration

The Plan shall be administered by the board of directors (the "Board") of the Corporation (or the compensation committee of the Board if so authorized by the Board). The Board may from time to time make grants of options ("Options") to acquire shares ("Common Shares') in the common share capital of the Corporation, subject to the terms of the Plan, to such eligible persons and with respect to such number of Common Shares as the Board, in its sole discretion, may determine.

Subject to the provisions of the Plan, the Board shall be authorized to interpret the Plan and the grants made under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. The Board may correct any defect, supply any omission and reconcile any inconsistency in the Plan or in any Option in the manner and to the extent it shall be deemed desirable to carry it into effect. The determinations of the Board in the administration of the Plan, as described herein, shall be final and conclusive. When used in the context of the Plan, the "Board" shall be deemed to include the compensation committee of the board of directors of the Corporation acting on behalf of the Board.

3. Shares Subject to the Plan

Subject to section 10 hereof, the maximum number of Common Shares with respect to which Options may be granted from time to time pursuant to the Plan shall not exceed 10% of the total number of Common Shares then outstanding (on a non-diluted basis) immediately prior to the proposed grant of the applicable Option. The aggregate number of Common Shares reserved for issuance to any one person must not exceed 5% of the outstanding issue of the Corporation, on a non-diluted basis.

4. Eligibility

Officers and directors of the Corporation and its subsidiaries, persons or companies (collectively "Consultants") engaged under a written contract to provide Management or consulting services for the Corporation or a subsidiary of the Corporation and employees of the Corporation and its subsidiaries who are employed by the Corporation or a subsidiary of the Corporation shall be eligible to be selected for grants of Options under the Plan. Any such officer, director, Consultant or employee so selected and granted Options is referred to as a "Participant" for the purposes of the Plan. No officer, director, Consultant or employee of the Corporation or its subsidiaries shall be entitled, as a matter of right, to receive Options under the Plan merely by virtue of such officer's, director's, Consultant's or employee's position with the Corporation or any of its subsidiaries. Subject to the provisions of the Plan, the total number of Common Shares to be made available under the Plan and to each Participant, vest and the time or times and price or prices at which Options shall be granted, the time or times at which such Options are exercisable, and any conditions or restrictions on the exercise of Options, shall be in the full and final discretion of the Board. Nothing contained in the Plan, or in any Option granted pursuant to the Plan, shall as such confer on any Participant the right to continue as an officer, director, Consultant or employee of the Corporation or of any of its subsidiaries. Neither absence nor leave, if approved by the Corporation, nor any transfer of employment between the Corporation and its subsidiaries shall be considered an interruption or termination of the employment of a Participant for any purpose of the Plan.

5. Granting of Options

Except as hereinafter provided, Options granted pursuant to the Plan shall be subject to the following terms and conditions:

(a) Price

(i) The exercise price per Common Share of each Option (the "Option Price") shall be not less than the fair market value of the Corporation's Common Shares on the trading day immediately preceding the date on which the Option is granted (the "Date of Grant"). The fair market value of the Corporation's Common Shares (the "Fair Market Value") shall be the closing price (the "Closing Price") of the Common Shares on the Toronto Stock Exchange or such other exchange upon which the Common Shares may be listed and posted for trading (the "Exchange") or, if there is no sale on such date, then the Closing Price on the Exchange on the last previous day on which a sale is reported. Subject to clause 5(a)(ii) below, the Fair Market Value shall not be deemed to be less than the Closing Price.

(ii) If at the Date of Grant the Common Shares are not traded on a published exchange, then the Fair Market Value referenced in clause 5(a)(i) above shall be at least as high as the price of the most recent private placement.

(iii) Disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option held by an insider.

(b) Terms of Options

The term during which, and the date or dates when, each Option may be exercised shall be determined by the Board, but in no event shall an Option vest and be exercisable in whole or in part more than five (5) years from the Date of Grant. All rights to purchase pursuant to an Option shall, unless sooner terminated, expire at the date designated by the Board or upon the fifth anniversary of the Date of Grant, whichever is sooner. All Options which remain unexercised upon termination or expiry shall revert to the Plan and shall be included in the total number of Options available for issuance under the Plan. The Common Shares comprising an Option may be purchased in whole or in part at any time after such Common Shares become purchasable. The Board may, in its sole discretion, accelerate the time at which any Option may be exercised in whole or in part.

(c) Limits with Respect to Insiders

(i) The maximum number of Common Shares which may be reserved for issuance to insiders, as insiders is defined by the *Securities Act* (Ontario) and their associates (collectively the "Insiders") under the Plan shall be 10% of the Common Shares then outstanding at the Date of Grant (on a non-diluted basis).

(ii) The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the total number of Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the Plan or any other share compensation arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one Insider under the Plan within a one-year period shall be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis).

(iii) Any entitlement to acquire Common Shares granted pursuant to the Plan or any other share compensation arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limitations set out in clauses 5(c)(i) and 5(c)(ii) above.

(d) Ceasing to be a Participant

(i) If a Participant ceases to be a director of, or to be employed or retained as a Consultant by, the Corporation or a subsidiary for any reason (excluding death, disability and termination of employment by the Corporation or any subsidiary for cause), then such Participant may, but only with the period of 90 days immediately succeeding such cessation and in no event after the expiration date of such Option, exercise such Option to the extent that such Participant was entitled to exercise such Option at the date of such cessation. If the employment of a Participant to whom an Option was granted is terminated for cause, then all of the rights under any Option granted to such Participant, whether or not vested, shall expire immediately upon the giving to the Participant of notice of such termination.

(ii) In the event of the death of a Participant while a director or while in the employ of or retained by the Corporation or a subsidiary of the Corporation, the Participant's legal representative may, but only to the extent such Participant was entitled to exercise such Option immediately prior to his death, exercise such Option at any time within a period of one year immediately succeeding the date of death, but in no event beyond the expiration of such Option.

(iii) If a Participant ceases to be a director or to be employed or retained by the Corporation or its subsidiaries by reason of disability, then such Participant may, but only within the period of 90 days immediately succeeding such cessation and in no event after the expiration date of such Option, exercise such Option to the extent that such Participant was entitled to exercise such Option at the date of such cessation.

6. Exercise of Option

To exercise an Option, the Participant shall give written notice to the Corporation in form satisfactory to the Board, and, unless a cashless alternative request has been made as set out in Section 7, accompanied by payment in full of the Option Price. Payment shall be made in either cash or certified cheque payable to the Corporation.

7. Option Agreement

Each Participant under the Plan shall receive an agreement from the Corporation, setting out the number of Options granted to such Participant and the relevant terms thereof, as established from time to time by the Board and which terms shall be consistent with the provisions of the Plan, as may be established from time to time by the Board.

8. Transferability or Assignability of Grants

No grant of Options under the Plan shall be transferable or assignable by a Participant, otherwise than by will or other testamentary instrument or the laws of descent and distribution, during the lifetime of the Participant and such grants may be exercised only by him or by his guardian or legal representative.

9. Listing and Registration

Each grant of Options shall be subject to the requirement that, if at any time the Board shall determine in its discretion that the listing, registration or qualification of the Common Shares subject to such grant upon any Exchange or under any provincial or federal law, or the consent or approval of any governmental or regulatory body or the shareholders of the Corporation, is necessary or desirable as a condition of, or in connection with, such grant or the issue or purchase of Common Shares there under, then no such grant may be exercised in whole or in part

unless such listing, registration, qualification, consent or approval shall have been effected and obtained free of any conditions not acceptable to the Board.

10. Adjustment of and Changes in Shares of the Corporation

In the event of a reorganization, recapitalization, change of shares, share split, spin-off, stock dividends, reclassification, subdivision or combination of shares, merger, arrangement, consolidation, rights offering, or any other changes in the corporate structure or shares of the Corporation, the Board shall make such adjustments as it deems appropriate in the number and kind of shares authorized by the Plan, in the number and kind of shares covered by grants made under the Plan and in the purchase prices of outstanding Options.

11. Notice of Sale of All or Substantially All Shares or Assets

The Corporation shall use its best efforts to give Participants 21 days' written notice of the effective date of such offer or proposal or otherwise as soon as practicable if at any time an Option granted pursuant to the Plan is granted subject to vesting requirements and remains unexercised or an Option remains unexercised with respect to any portion thereof and:

(a) a general offer to purchase all of the issued Common Shares is made by a third party; or

(b) the Corporation proposes to sell all or substantially all of its assets and undertaking or to merge, amalgamate or be absorbed by or into any other company (save and except for a subsidiary or subsidiaries of the Corporation) under any circumstances which involve or may involve or require the liquidation of the Corporation, a distribution of its assets among its shareholders or the termination of its corporate existence.

Regardless of whether or not a vesting requirement is otherwise in place at such time, the Option granted under this Plan may be exercised, as to all or any of the optioned shares in respect of which such Option has not previously been exercised, by the Participant at any time up to and including (but not after) a date that is 30 days immediately following the date of the completion of such sale or prior to the close of business on the expiry date or (in the case of a merger, amalgamation or similar transaction) effective date of such transaction, whichever is the earlier, and the Corporation may require the acceleration of the time for the exercise of the Option and of the time for the fulfillment of any conditions or restrictions on such exercise.

12. No Further Rights

Neither the Participant nor his personal representative shall be, or have any of the rights and privileges of, a shareholder of the Corporation in respect of any Common Shares purchasable upon the exercise of any Option in whole or in part, unless and until such Option has been duly exercised. Nothing in the Plan or in any Option granted under the Plan shall give any Participant or any other person or any legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any Option, nor shall it confer upon the Participants any right to continue as an employee, officer, Consultant or director of the Corporation or of its subsidiaries.

SCHEDULE "C"

UNGAVA MINERALS CORP.

By-Law No. 1

A by-law relating generally to the transaction of the

business and affairs of the Corporation

Effective August 8, 2006

TABLE OF CONTENTS

UNGAVA MINERALS CORP.

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of the Corporation.

SECTION ONE – INTERPRETATION

1.01 Definitions.

In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* and regulations thereunder, and any statute or regulation that may be substituted therefore, as from time to time amended and, in the case of such substitution, any references in the by-laws of the Corporation to provision of the Act or regulations thereunder shall be read as references to the substituted provisions in the new statute, statutes or regulations;

"appoint" includes "elect" and vice versa;

"articles" means the board of directors of the Corporation;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means Ungava Minerals Corp.;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada) as from time to time amended;

"recorded address" means, in the case of a shareholder, his address as recorded in the securities register of the Corporation and, in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"resident Canadian" means an individual who is:

(a) a Canadian citizen ordinarily resident in Canada;

(b) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or

(c) a permanent resident, within the meaning of the Immigration Act and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.04.

1.02 General.

Save as aforesaid, words and expressions defined the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the

masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate or personal representative.

SECTION TWO – BUSINESS OF THE CORPORATION

2.01 Registered Office.

The registered office of the Corporation shall be in Calgary, Alberta at such place and address as determined from time to time by the directors.

2.02 Corporate Seal.

The Corporation may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted. Any corporate seal adopted for the Corporation shall be such as the board of directors may by resolution from time to time approve.

2.03 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 Execution of Instruments.

Contracts, documents or instruments in writing signed on behalf of the Corporation by any director, the chairman, the chief executive officer, the president, any executive vice president, senior vice president or vice president, the secretary, the treasurer, the controller or any assistant secretary or any other office created by by-law or by the board shall be binding upon the Corporation without any further authorization or formality. The board may from time to time appoint any director or directors, or nay officer or officers, or nay other person or persons, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any director or directors, officer or officers, other person or persons, appointed as aforesaid by the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

The term "contracts, documents or instruments in writing" as used in this by-law shall include security certificates, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations and conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings,

The signature or signatures of any duly appointed directors or officers of the Corporation or of any other person or persons, appointed as aforesaid by the board of directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced on nay contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any one or more of the foregoing directors or officers or other persons authorized as aforesaid is so reproduced shall be deemed to have been manually signed and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that any such director, officer or other person whose signature is so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instrument in writing or bonds, debentures or other securities of the Corporation.

2.05 Voting Rights in Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.06 Division.

The board may cause the business and operation of the Corporation or nay part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services as the board may from time to time consider appropriate. In particular, the board shall authorize any material subdivision, consolidation or reorganization of the business and operations of the Corporation or any part thereof.

2.07 Information Available to Shareholders.

Subject to the provisions of the Act, no shareholder shall be entitled to any information respecting any details or conduct or the Corporation's business which, in the opinion of the board, is privileged or confidential or would be inexpedient in the interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a meeting of shareholders.

SECTION THREE – BORROWING AND SECURITIES

3.01 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

3.02 Borrowing Power.

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles of the Corporation, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any

such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.03 Delegation.

The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR – DIRECTORS

4.01 Number of Directors.

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles.

4.02 Qualification.

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder of the Corporation. Unless otherwise required by the Act, at least twenty-five percent of the directors shall be resident Canadians. However, subject to the Act, if the Corporation at any time has less than four directors, at least one director shall be a resident Canadian. The board may declare vacant the office of any director who is incapacitated or unqualified.

4.03 Election and Term.

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the director or the shareholders otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election of directors shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors.

Subject to the Act, the shareholders may by resolution passed a t meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Vacation of Office.

A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. A resignation need not be accepted in order to be effective.

4.06 Vacancies.

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the number or minimum number of directors provided for in the articles.

4.07 Action by the Board.

The board shall manage, or supervise the Management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the reaming directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 Canadian Directors Present at Meetings.

Unless otherwise required by the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians or, if the Corporation has fewer than four directors, at least one of the directors is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.09 Meeting by Telephone and Other Means.

Subject to the Act, if all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10 Place of Meetings.

Meetings of the board may be held at any place in or outside Canada.

4.11 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the chief executive officer, the president or any two directors may determine.

4.12 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in section Eleven to each director no less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a Management proxy circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may (whether before or after a meeting) and in any manner waive notice of, or otherwise consent to, a meeting of the board.

4.13 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

4.15 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman.

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Quorum.

Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of three directors or such greater number of directors as the board may from time to time determine.

4.18 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

4.19 Conflict of Interest.

A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer, or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of such interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director to the Corporation shall vote on any resolution to approve such contract or transaction but each director may be counted to determine the presence of a quorum at the meeting of directors where such vote is being taken.

No director shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established; provided that the director shall have complied with the provisions of the Act.

4.20 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or nay committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

SECTION FIVE – COMMITTEES

5.01 Committees of the Board.

The board may appoint such committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of committees may be held at any place in or outside Canada.

5.03 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum, at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.05 Members.

The board may, from time to time, remove and appoint members of any committee as it sees fit.

5.06 Minutes.

Any committee shall keep regular minutes of its proceedings and shall report all its actions to the board at the meeting of the board next succeeding such action.

SECTION SIX – OFFICERS

6.01 Appointment.

The board may from time to time appoint a chairman, a chief executive officer and a president (each of whom shall be a director), one or more vice presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02 and 6.03, an officer may, but need not be, except as required by this section, a director and one person may hold more than one office.

6.02 Chairman of the Board.

The chairman shall preside at all meetings of the board and shareholders. The chairman shall have such other powers and duties as the board may specify.

6.03 Chief Executive Officer.

The chief executive officer shall be the executive head of the Corporation and shall have general supervision over its business and affairs and over the other officers of the Corporation, and shall be responsible to the board. During the absence or disability of the chairman, the chief executive officer shall preside at all meetings of the board and shareholders.

6.04 President.

The president shall, subject to the authority of the board, have general supervision of the business of the Corporation and shall have such powers and duties as the board may specify from time to time. During the absence or inability of the chief executive officer, his duties may be performed and his powers may be exercised by the president. If the president exercises any such duty or power, the absence or inability of the chief executive officer shall be presumed with reference thereto. During the absence or disability of the chairman and the chief executive officer, the president shall preside at all meetings of the board and shareholders.

6.05 Vice President.

A vice president shall have such powers and duties as the board or the president may specify. During the absence or inability of the president, his duties may be performed and his powers may be exercised by a vice president save that no vice president shall preside at a meeting of the board or at a meeting of the shareholders who is not qualified to attend the meeting as a director or shareholder, as the case may be. If a vice president exercises any such duty or power, the absence or inability of the president shall be presumed with reference thereto.

6.06 Secretary.

The secretary shall attend and be the secretary of all meetings of the board and shareholders and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or

cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board, the chief executive officer or the president may specify.

6.07 Treasurer.

The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the board. The treasurer shall disburse the funds of the Corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the chief executive officer, the president and the board, at its regular meetings, or when the board so requires, an account of all substantial transactions related to the financial condition of the Corporation. If required by the board, he shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

6.08 Controller.

The controller shall be the principal accounting officer of the Corporation and shall have charge of all books and accounting relating to assets, liabilities, receipts, disbursements, revenues and expenditures and be responsible for all internal and external reporting requirements of the Corporation. In general, the controller shall be responsible for all duties incident to the office of the principal accounting officer of the Corporation and have such other powers and duties as the board, the chief executive officer or the president may specify.

6.09 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board, the chief executive officer or the president otherwise directs.

6.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract or in law. Otherwise, each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation or death.

6.12 Conflict of Interest.

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

6.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of Management, administration or otherwise as may be thought fit.

6.14 Fidelity Bonds.

The board may require such officers, employees and agents of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN – PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, including reliance in good faith on:

(a) financial statements of the Corporation represented to the director by an officer of the Corporation or in a written report of the auditor of the Corporation fairly to reflect the financial condition of the Corporation; or

(b) a report of a person whose profession lends credibility to a statement made by the professional person.

Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity.

Subject to the provisions of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity if, exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances: (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall also indemnify any such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law to the extent permitted by the Act or law.

7.03 Advance of Costs.

The Corporation may advance moneys to any director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual, however, shall repay the moneys to the Corporation if the individual does not fulfil the conditions set out in subsection 7.02 (a) and, as applicable, subsection 7.02 (b).

7.04 Insurance.

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or of another body corporate where he acts or acted in that capacity at the Corporation's request.

SECTION EIGHT – SHARES

8.01 Allotment of Shares.

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfer.

Subject to the Act, no transfer of a share shall be registered in the Corporation's securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.04 Transfer Agents and Registrars.

The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 Non-recognition of Trusts.

Subject to the Act, and any other applicable legislation or regulation, the Corporation may treat the registered holder of any share a the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 Share Certificates.

Every holder of one or more shares of the Corporation *shall* be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificated, stating the number and class or series of shares he3ld by him as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided, that, unless the board otherwise determines, certificates in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar, and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers, may be printed mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 Replacement of Share Certificates

The board of any officer or agent designated by the board may, in its or his discretion, direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 Joint Holders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE – DIVIDENDS AND RIGHTS

9.01 Dividends.

Subject to the Act, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Payment of Dividends.

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or by electronic funds transfer to the bank account designated by a registered holder of shares of the class or series in respect of which it has been declared. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all

such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is no p[aid on due presentation, or the electronic funds transfer as aforesaid shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withholder.

9.03 Non-receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue, or cause to be issued, to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board or dividend disbursing agent may from time to time prescribe, whether generally or in any particular case.

9.04 Record Date for Dividends and Rights.

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend r to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 Unclaimed Dividends.

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN – MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and at such place in Canada as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings.

The board shall have power to call a special meeting of shareholders at any time. Any such special meeting of shareholders shall be held at such time and at such place in Canada as the board may determine.

10.03 Participation in Meetings by Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act and regulations thereunder, if any, by means of a telephone, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation, in its sole discretion, makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.04 Meetings Held by Electronic Means

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act and regulations

thereunder, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.05 Notice of Meetings.

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more share carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting.

10.06 List of Shareholders Entitled to Notice.

Subject to applicable legislation or regulation, for meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.07, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where not such notice s given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.07 Record Date for Notice.

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no record ate is so fixed, the record date for determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.08 Waiver of Notice.

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.09 Omission of Notice.

The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution or any proceedings taken at any meeting of shareholders.

10.10 Chairman, Secretary and Scrutineers.

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.11 Persons Entitled to be Present.

The only person entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.12 Quorum.

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a proxyholder or representative for a shareholder so entitled, and together holding or representing by proxy not less than twenty-five percent (25%) of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. If a quorum is not present at the opening of the adjourned shareholders meeting, the shareholders and proxyholders present shall be deemed to constitute a quorum and duly authorized and entitled to transact shareholders business.

10.13 Right to Vote.

Subject to applicable legislation or regulation, every person named in the list referred to in section 10.06 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date, or where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

10.14 Proxyholders and Representatives.

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it cold exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the

Corporation or the chairman of the meeting. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

If the shareholder of record be deceased, his personal representative, upon filing with the secretary of the meeting sufficient proof of his appointment, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he were living.

Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies.

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been specified in such notice, it has been received by the secretary of the Corporation or by the chairman f the meeting or any adjournment thereof prior to the time of voting.

The board may from time to time make regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be provided before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in the chairman's discretion accept any legible form of communication notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

10.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.17 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.18 Show of Hands.

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, or by such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or note carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.19 Ballots.

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct including, wholly or partially by indication of a vote by means of telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot thereon is required or demanded as hereinafter provided. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Adjournment.

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.21 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

10.22 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION ELEVEN – NOTICES

11.01 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act or the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or if an electronic document is provided in accordance with section Twelve of this by-law. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice so sent by means of an electronic document shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The secretary may change or cause to be changed the recorded address of

any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02 Notice to Joint Shareholders.

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time.

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04 Undelivered Notices.

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board of the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice of otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of this entitlement prescribed by the Act.

11.07 Waiver of Notice.

Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Signature to Notices.

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced, electronically reproduced or printed or partly written, stamped, mechanically reproduced, electronically reproduced or printed.

11.09 Proof of Service.

With respect to every notice or other document sent by post it shall be sufficient to proved that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and

put into a post office or into a letter box. With respect to every notice or other document sent as electronic document it shall be sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of an officer of the Corporation or of a transfer officer of any transfer agent or branch transfer agent or shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

SECTION TWELVE – ELECTRONIC DOCUMENTS

12.01 Creation and Provision of Information.

Unless the Corporation's articles otherwise provide, and subject to and in accordance with the provisions of the Act and the regulations thereunder and this section, the Corporation may satisfy any requirement under the Act and the regulations thereunder to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided for in the Act, "electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person by any means.

12.02 Consent and Other Requirements.

Notwithstanding the foregoing section 12.01, a requirement under the Act or the regulations thereunder to provide a person with a notice, document or other information shall not be satisfied by the provision of an electronic document unless:

(a) the addressee has consented, in accordance with the Act and the regulations thereunder, and has designated an information system for the receipt of the electronic document; and

(b) the electronic document is provided to the designated information system, unless the Regulations provide otherwise.

The term "information system" means a system used to generate, send, receive, store or otherwise process an electronic document.

SECTION THIRTEEN – MISCELLANEOUS

13.01 Invalidity of any Provisions of this By-law.

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

SECTION FOURTEEN – REPEAL AND COMING INTO FORCE

14.01 Effective Date.

Subject to its confirmation by the shareholders in accordance with the Act, this by-law shall come into force on the date approved by the directors.

14.02 Repeal.

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed by the directors under the provisions of this by-law or the Act until their successors are appointed.

ENACTED the 8th day of August, 2006.

President	Secretary

Certified to be a true copy of B-Law No.1 of Ungava Minerals Corp. which was duly enacted at a meeting of the Board of Directors of the Company held on the 8th day of August, 2006, and was subsequently sanctioned by a majority of the votes of the Shareholders of the Corporation cast at a meeting of the Shareholders duly called for the purposes of considering such by-law held on the 14th day of September, 2006.

Secretary

BY-LAW NO. 2

A by-law respecting the execution of cheques and other financial instruments by:

UNGAVA MINERALS CORP.

(herein called the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

THAT the President and Treasurer, signing together, be and are hereby authorized on behalf of the Corporation from time to time to sign cheques and other financial instruments for the account or benefit of the Corporation.

UNGAVA MINERALS CORP.
305 Davenport Road, Toronto, Ontario M5R 1K5

PROXY

PROXY SOLICITATED BY THE **MANAGEMENT** OF THE CORPORATION, for the **Annual General and Special Meeting of Shareholders to be held on Thursday, September 14, 2006.** The undersigned shareholder of Ungava Minerals Corp. (the "Corporation") hereby **appoints Lorne H. Albaum, or Joseph Kochav Lev, or instead either of them,** ______________________ **as proxy, with power of substitution, to attend and vote for the undersigned** at the Annual General and Special Meeting of Shareholders of the Corporation to be held at the Cosmopolitan Room, located at the Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on **Thursday, September 14, 2006**, and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as follows:

1.	For [ ] Withhold [ ]		Election of directors as nominated by Management.
2.	For [ ] Withhold [ ]		Appointment of Wasserman Ramsay , Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration.
3.	For [ ] Against [ ]		The approval of a special resolution to amend the articles of the Corporation to change the province of the registered office of the Corporation.
4.	For [ ] Against [ ]		The approval of an ordinary resolution to confirm the enactment of a new By-Law No. 1 of the Corporation and to confirm the repeal of General By-Law No. 1A of the Corporation.
5.	For [ ] Against [ ]		The approval of an ordinary resolution to confirm the enactment of a new By-Law No. 2 of the Corporation.
6.	For [ ] Against [ ]		The approval of an ordinary resolution approving a new Stock Option Plan.

7. In their discretion, with respect to each matter hereinbefore specified as to which choice has not been specified, or any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournments thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE COPRORATION'S TRANSFER AGENT, Equity Transfer & Trust Company, 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 43, NOT LATER THAN 4:00 P.M. TORONTO TIME, ON SEPTEMBER 13, 2006 OR DELIVERED TO THE CHAIRMAN OF THE MEETING AT THE BEGINNING OF THE MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this __________ day of ____________________, 2006.

Name of Shareholder (please print): ________________________

Signature of Shareholder: ______________________________

Number of Common Shares Held: ________________________

NOTES

1. The Shares represented by this proxy instrument will be voted. The proxy confers authority for the above named person to vote in his discretion with respect to amendments or variations to the amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy instrument to other matters which may properly come before the meeting.

2. **Each shareholder has the right to appoint a person to represent him or her at the meeting other than the person specified above.** Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Please sign exactly as your name appears on the back of the proxy and date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4. If the form of proxy is not dated in the space above it is deemed to bear the dated of its mailing to the shareholders of the Corporation.

5. If the form appoints the person designated above as his proxy to attend and act at the said meeting:

   a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder or any ballot that may be called for;

   b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

   c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN ITEMS NOS. 1- 6 ABOVE, THE PROXY WILL BE VOTED <u>FOR</u> SUCH MATTERS